FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 3, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Recommended cash acquisition of Arm Holdings plc by SoftBank Group Corp. to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Part II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006. This document contains a proposal which, if implemented, will result in the cancellation of the listing of ARM Shares on the Official List and of trading of ARM Shares on the London Stock Exchange and of trading of ARM ADSs on NASDAQ.

If you are in any doubt as to the contents of this document or the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you sell, have sold or otherwise transferred all of your ARM Shares or ARM ADSs, please send this document together with the accompanying documents (other than documents or forms personal to you) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into or from any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you sell, have sold or otherwise transferred only part of your holding of ARM Shares or ARM ADSs, you should retain these documents and contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

Recommended cash acquisition
of

ARM Holdings plc

by

SoftBank Group Corp.

to be effected by means of a scheme of arrangement
under Part 26 of the Companies Act 2006

The release, publication or distribution of this document and any accompanying documents (in whole or in part) in or into or from jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither this document nor any of the accompanying documents do or are intended to constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval pursuant to the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful. This document is not a prospectus.

This document (including all information incorporated into this document by reference to another source) should be read as a whole and in conjunction with the Forms of Proxy (or, if applicable, the ADS Voting Card). Your attention is drawn to the letter from the Chairman of ARM in Part I of this document, which contains the unanimous recommendation of the ARM Directors that you vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting. A letter from Goldman Sachs International and Lazard & Co., Limited explaining the Scheme appears in Part II of this document.

Notices of the Court Meeting and the General Meeting, both of which will be held at Slaughter and May, One Bunhill Row, London EC1Y 8YY on 30 August 2016, are set out in Parts X and XI of this document respectively. The Court Meeting will start at 10.00 a.m. and the General Meeting at 10.15 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

Action to be taken by ARM Shareholders and holders of ARM ADSs is set out on pages 9 to 12 of this document. Whether or not they intend to attend the General Meeting or the Court Meeting in person, ARM Shareholders are asked to complete and return the accompanying blue and yellow Forms of Proxy (or appoint a proxy, electronically, as referred to in this document) in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by ARM’s registrars, Equiniti, not later than 48 hours before the relevant meeting (excluding any part of such 48 hour period that is not a working day). ARM Shareholders who hold ARM Shares in CREST may also appoint a proxy through the CREST electronic proxy appointment service by following the instructions set out on page 10 of this document. If the blue Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be handed to ARM’s registrars, Equiniti, on behalf of the Chairman of the Court Meeting before the start of the Court Meeting. However, in the case of the General Meeting, if the yellow Form of Proxy is not lodged by the relevant time, it will be invalid. The return of a completed Form of Proxy or the appointment of a proxy electronically or through CREST will not prevent an ARM Shareholder from attending the General Meeting or the Court Meeting and voting and speaking at the relevant Meeting in person if they are entitled and wish to do so. Holders of ARM ADSs are asked to complete and return their ADS Voting Cards as soon as possible.

Certain terms used in this document are defined in Part IX.

If you have any questions about this document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy, please call Equiniti between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except public holidays) on freephone 0800 085 4975 (from within the UK) or +44 121 415 0978 (from outside the UK). Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

Holders of ARM ADSs should refer to Part VII of this document which contains important information relevant to such holders. The helpline for registered ARM ADS Holders is available between 8.00 a.m. and 8.00 p.m. (New York time) on +1 888 269 2377 from within the US or +1 201 680 6825 if calling from outside the US.

The Raine Group is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of The Raine Group, nor for providing advice in relation to the Acquisition or in relation to the contents of this document or any other matter referred to herein.

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the Acquisition or in relation to the contents of this document or any other matter referred to herein.

Mizuho Securities Co., Ltd. is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Mizuho Securities Co., Ltd., nor for providing advice in relation to the Acquisition or in relation to the contents of this document or any other matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the Acquisition or in relation to the contents of this document or any other matter referred to herein.

Lazard & Co., Limited, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for ARM and for no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to its clients or for providing advice in connection with the Acquisition or in relation to the contents of this document or any other matter referred to herein. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with the Acquisition or in relation to the contents of this document or any other matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this document. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Barclays, which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the Prudential Regulation Authority, is acting exclusively for ARM and no one else in connection with the matters referred to in this document and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Barclays nor for providing advice in relation to the matters referred to in this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised by ARM, the ARM Directors, SoftBank, the SoftBank Directors or by Goldman Sachs International, Lazard & Co., Limited, The Raine Group, Robey Warshaw LLP or Mizuho Securities Co., Ltd. or any other person involved in the Acquisition. Neither the delivery of this document nor holding the Meetings, the Court Hearing, or filing the Court Order shall, under any circumstances, create any implication that there has been no change in the affairs of the ARM Group or the SoftBank Group since the date of this document or that the information in, or incorporated into, this document is correct as at any time subsequent to its date.

IMPORTANT NOTICES

The release, publication or distribution of this document in or into or from jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This document does not constitute an offer or invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document has been prepared for the purposes of complying with English law, the Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The Acquisition relates to shares in an English company and is proposed to be made by means of a scheme of arrangement under English company law. US Shareholders and US ADS Holders should note that the Scheme relates to the shares of a UK company that is a “foreign private issuer” as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law. Accordingly, neither the US proxy solicitation rules nor the tender offer rules under the US Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Neither the SEC, nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. Financial information included in this document has been prepared in accordance with accounting standards applicable in the UK that may not be comparable to financial statements of US companies. If the Acquisition is implemented by way of a takeover offer, such offer will be made in compliance with applicable US securities laws and regulations, including the US tender offer rules.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth in this document since such date. Nothing in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of ARM, the ARM Group, SoftBank, or the SoftBank Group except where otherwise stated.

It may be difficult for US Shareholders and US ADS Holders to enforce their rights and any claim arising out of the US federal securities laws, since ARM and SoftBank are each located in a non-US jurisdiction, and some or all of their officers and directors are residents of non-US jurisdictions.

ARM Shareholders and ARM ADS Holders are urged to read any documents relating to the Acquisition filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Acquisition. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from ARM at www.arm.com.

In accordance with normal UK practice, SoftBank or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, ARM Shares outside of the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes 'forward-looking statements' (including as defined under United States securities laws), which may include statements about the expected timing of the Scheme, the expected effects on ARM of the Scheme, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, productivity improvements, estimated future growth and market position and all other statements in this document other than statements of historical fact.

Forward-looking statements include, without limitation, statements that typically contain words such as ‘will’, ‘may’, 'should', 'continues', 'aims', 'believes', 'expects', 'estimates', 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the enactment of legislation or regulation that may impose costs or restrict activities, the satisfaction of the conditions to the offer, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which ARM and SoftBank businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this document are made as of the date hereof. None of ARM, any member of the ARM Group, SoftBank or any member of the SoftBank Group assumes any obligation or intends publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

NO PROFIT FORECASTS OR ESTIMATES OR QUANTIFIED FINANCIAL BENEFITS STATEMENTS

No statement in this document is intended as a profit forecast, profit estimate or quantified financial benefits statement and no statement in this document should be interpreted to mean that earnings per ARM Share or SoftBank share for the current or future financial years would necessarily match or exceed the respective historical published earnings per ARM Share or SoftBank share or to mean that the Enlarged Group’s earnings in the first 12 months following the Acquisition, or in any subsequent period, would necessarily match or be greater than those of SoftBank or ARM for the relevant preceding financial period or any other period.

ROUNDING

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ELECTRONIC COMMUNICATIONS

Please be aware that addresses, electronic addresses and certain other information provided by ARM Shareholders, persons with information rights and other relevant persons for the receipt of communications from ARM may be provided to SoftBank during the Offer Period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Save as expressly referred to in this document, the contents of the websites referred to in this document are not incorporated into and do not form part of this document.

PUBLICATION ON WEBSITE AND AVAILABILITY OF HARD COPIES

A copy of this document will be available on the ARM website at www.arm.com and the SoftBank website at http://www.softbank.jp/corp/d/sbg_press_en/list/ by no later than 12.00 p.m. (London time) on the Business Day following the date of publication of this document (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions). For the avoidance of doubt, save as expressly referred to in this document, the contents of those websites are not incorporated into and do not form part of this document.

You may request a hard copy of this document by contacting the Company Secretary of ARM during business hours on +44 1223 400400 or by submitting a request by email to company.secretary@arm.com or by submitting a request in writing to the Company Secretary of ARM at 110 Fulbourn Road, Cambridge, CB1 9NJ. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.

DEALING DISCLOSURE REQUIREMENTS

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of; (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by an offeror and Dealing Disclosures must also be made by the offeree company, by an offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure

Table on the Panel’s website at www.thetakeoverpanel.org.uk including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The date of publication of this document is 3 August 2016.

TABLE OF CONTENTS

ACTION TO BE TAKEN

For the reasons set out in this document, the ARM Board unanimously recommends that you vote in favour of the Scheme at the Court Meeting and the Special Resolution relating to the Acquisition to be proposed at the General Meeting, as the ARM Directors who hold ARM Shares have irrevocably undertaken to do in respect of their own beneficial holdings of ARM Shares, and that you take the action described below.

ARM Shareholders – please check that you have received the following:

•	a blue Form of Proxy for use in respect of the Court Meeting on 30 August 2016; and

•	a yellow Form of Proxy for use in respect of the General Meeting on 30 August 2016.

ARM ADS Holders – please check that you have received the following:

•	a white ADS Voting Card in respect of ARM ADSs.

If you have not received all of these documents, please contact the relevant helpline on the number indicated below.

1.	Voting at the Court Meeting and the General Meeting

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY (OR APPOINT A PROXY ONLINE OR THROUGH THE CREST ELECTRONIC PROXY APPOINTMENT SERVICE) OR ADS VOTING CARD AS SOON AS POSSIBLE.

The Scheme will require approval at a meeting of ARM Shareholders convened with the permission of the Court to be held at Slaughter and May, One Bunhill Row, London EC1Y 8YY at 10.00 a.m. (London time) on 30 August 2016. Implementation of the Scheme will also require approval by ARM Shareholders of the Special Resolution relating to the Acquisition to be proposed at the General Meeting. The General Meeting will be held at the same place as the Court Meeting on 30 August 2016 at 10.15 a.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

ARM Shareholders entitled to attend and vote at the Meetings are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote at the Court Meeting and/or General Meeting. A proxy need not be an ARM Shareholder.

(a)	Sending Forms of Proxy by post or by hand

Please complete and sign the Forms of Proxy in accordance with the instructions printed on them and return them, either (i) by post or, (ii) during normal business hours only, by hand, to ARM’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing BN99 6DA, so as to be received as soon as possible and in any event not later than the relevant time set out below:

Blue Forms of Proxy for the Court Meeting	10.00 a.m. (London time) on 25 August 2016

Yellow Forms of Proxy for the General Meeting	10.15 a.m. (London time) on 25 August 2016

or, if in either case the Meeting is adjourned, the relevant Form of Proxy should be received not later than 48 hours (excluding non-working days) before the time fixed for the adjourned Meeting.

If the blue Form of Proxy for the Court Meeting is not returned by such time, it may be handed to a representative of Equiniti, on behalf of the Chairman of the Court Meeting, or to the Chairman of the Court Meeting, before the start of that Meeting. However, in the case of the General Meeting, the yellow Form of Proxy must be received by Equiniti by the time mentioned above, or it will be invalid.

ARM Shareholders are entitled to appoint a proxy in respect of some or all of their ARM Shares and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. ARM Shareholders who wish to appoint more than one proxy in respect of their holding of ARM Shares should contact Equiniti for further Forms of Proxy or photocopy the Forms of Proxy as required.

Completion and return of a Form of Proxy, or the appointment of a proxy electronically using CREST (or any other procedure described below), will not prevent you from attending, speaking and voting in person at either the Court Meeting or the General Meeting, or any adjournment thereof, if you wish and are entitled to do so.

(b)	Online appointment of proxies

As an alternative to completing and returning the printed Forms of Proxy, proxies may be appointed electronically by logging on to the following website: www.Sharevote.co.uk and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than 10.00 a.m. (London time) on 25 August 2016 for the Court Meeting and 10.15 a.m. (London time) on 25 August 2016 for the General Meeting (or, in the case of adjournment(s), not later than 48 hours (excluding non-working days) before the time fixed for the adjourned Meeting(s)). Full details of the procedure to be followed to appoint a proxy electronically are given on the website.

In the case of the Court Meeting only, if you have not appointed a proxy electronically by such time, you may complete the blue Form of Proxy and hand it to a representative of Equiniti or the Chairman of the Court Meeting, before the start of that Meeting.

(c)	Electronic appointment of proxies through CREST

If you hold ARM Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Meetings (or any adjourned Meeting) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual (please also refer to the accompanying notes to the notices of Meetings set out in Part X and Part XI of this document). CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy), must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) not less than 48 hours (excluding non-working days) before the time fixed for the Court Meeting or General Meeting (or adjourned Meeting), as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

ARM may treat as invalid a CREST Proxy Instruction in the circumstances set out in the CREST Regulations.

(d)	Voting on the Acquisition if you are an ARM ADS Holder

An ARM ADS Holder can vote, or direct the voting of, the ARM Shares represented by its ARM ADSs in a number of ways as described in Part VII of this document.

Voting via the Depositary. ARM ADS Holders as at the ARM ADS voting record time of 5.00 p.m. (New York time) on 19 July 2016 should, if they wish to direct the voting of the ARM Shares represented by their ARM ADSs via the Depositary (or its nominee) as its proxy, sign, complete and return the ADS Voting Card in accordance with the instructions printed thereon in order to instruct the Depositary how to vote the ARM Shares represented by their ARM ADSs on their behalf at the Court Meeting and the General Meeting. The ADS Voting Card should be returned by mail to The Bank of New York Mellon, United States, as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 22 August 2016 or if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary, having consulted with ARM. Alternatively, ARM ADS Holders as at the ARM ADS voting record time of 5.00 p.m. (New York time) on 19 July 2016 may instruct the Depositary with voting instructions by internet or telephone, as set out in the instructions printed on the ADS Voting Card.

ARM ADS Holders who hold their ARM ADSs indirectly must follow the instructions from their custodian, broker or other agent through which they hold their ARM ADSs if they wish to give voting instructions to the Depositary. Providing voting instructions via a custodian, broker or other agent may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore you are encouraged to act as quickly as possible.

Following timely receipt of a signed and completed ADS Voting Card (or instructions by internet or telephone) from an ARM ADS Holder, the Depositary shall endeavour, insofar as practicable and permitted under the provisions of or governing the ARM Shares represented by ARM ADSs, to vote, or cause its nominee to vote (by means of the appointment of a proxy or otherwise) such ARM Shares represented by the ARM ADSs in respect of which instructions have been received in accordance with those instructions.

The Deposit Agreement provides that the Depositary will not exercise any voting discretion in respect of the ARM Shares represented by ARM ADSs. If the Depositary does not receive an ADS Voting Card (or instructions by internet or telephone) from an ARM ADS Holder prior to 5.00 p.m. (New York time) on 22 August 2016, then the Depositary will not vote the ARM Shares represented by the ARM ADSs of such ARM ADS Holder and, accordingly, such shares will not be represented by the Depositary or its nominee at the Court Meeting or the

General Meeting and will not be voted at the Court Meeting or the General Meeting by the Depositary or its nominee.

Voting directly. The Depositary has irrevocably appointed each ARM ADS Holder who was registered as at the ARM ADS voting record time of 5.00 p.m. (New York Time) on 19 July 2016 as its proxy to attend, vote, call for a poll or speak at the Court Meeting and/or the General Meeting in respect of the ARM Shares represented by such ARM ADS Holder’s ARM ADSs. The ADS Voting Card will, inter alia, evidence the ARM ADS Holder’s entitlement to attend, vote, call for a poll or speak at the Court Meeting and/or the General Meeting as the proxy of the Depositary with respect to the ARM Shares represented by such ARM ADS Holder’s ARM ADSs.

Accordingly, each such ARM ADS Holder (as the Depositary’s proxy in respect of such ARM ADS Holder’s ARM ADSs) is entitled to attend the Court Meeting and/or the General Meeting in person and to be present at the Court Hearings provided for under the Scheme, unless such ARM ADS Holder has appointed a substitute proxy as described herein.

Appointing an alternative proxy. The ADS Voting Card will also provide the ARM ADS Holder with the option to appoint any other person as its substitute proxy to attend, vote, speak or call for a poll at such meeting as the proxy of the Depositary with respect to the ARM Shares represented by such ARM ADS Holder’s ARM ADSs.

Cancellation of ARM ADSs so as to become an ARM Shareholder. ARM ADS Holders who wish to attend the Court Meeting and/or the General Meeting may also take steps to present their ARM ADSs to the Depositary for cancellation before 5.00 p.m., New York time, on 23 August 2016 (upon compliance with the terms of the Deposit Agreement, including payment of the Depositary’s fees and any applicable taxes and government charges) and take delivery of ARM Shares so as to become ARM Shareholders prior to the Voting Record Time. Further details are set out in Part VII of this document.

ARM ADS Holders who take steps (as described in the paragraph above) to cancel their ARM ADSs before 5.00 p.m., New York time, on 23 August 2016 and become ARM Shareholders will have the right to attend the Court Hearing in person or be represented by counsel to support or oppose the sanctioning of the Scheme.

Helplines

Helplines are available as follows:

The helpline for ARM Shareholders is available between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 from within the UK or +44 121 415 0978 if calling from outside the UK. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Different charges may apply to calls from mobile telephones. Please note that calls may be recorded or monitored.

The helpline for registered ARM ADS Holders is available between 8.00 a.m. and 8.00 p.m. (New York time) on +1 888 269 2377 from within the US or +1 201 680 6825 if calling from outside the US.

Neither the ARM Shareholder Helpline nor the registered ARM ADS Holder Helpline can provide advice on the merits of the Acquisition nor give any financial, legal or tax advice.

          EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown are London times unless otherwise stated. All dates and times are based on ARM’s and SoftBank’s current expectations and are subject to change. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to ARM Shareholders and ARM ADS Holders by announcement through a Regulatory Information Service, which it will furnish to the SEC on Form 6-K.

Event	Expected time/date
ADS voting record time	5.00 p.m. (New York time) on 19 July 2016
Latest time for receipt of ADS Voting Cards (for the Court Meeting and the General Meeting)	5.00 p.m. (New York time) on 22 August 2016(1)
Latest time for receipt of Forms of Proxy for: Court Meeting (blue form) General Meeting (yellow form)	10.00 a.m. on 25 August 2016(1) 10.15 a.m. on 25 August 2016(1)
Voting Record Time	6.30 p.m. on 25 August 2016(2)
Court Meeting	10.00 a.m. on 30 August 2016
General Meeting	10.15 a.m. on 30 August 2016(3)

The following dates are indicative only and subject to change; please see note (4) below

Court Hearing	1 September 2016
Last day of dealings in and for the registration of transfers of ARM Shares and ARM ADSs	2 September 2016
Suspension of dealings in and disablement in CREST of ARM Shares	6.00 p.m. on 2 September 2016
Record date (for ARM Shareholders) for the Dividend[1]	6.00 p.m. on 2 September 2016
Scheme Record Time	6.00 p.m. on 2 September 2016
Suspension of trading in ADSs	4.00 p.m. (New York time) on 2 September 2016
Record date (for ARM ADS Holders) for the ADS Dividend[2] Effective Date of the Scheme	5.00 p.m. (New York time) on 2 September 2016 5 September 2016
Cancellation of listing of ARM Shares	8.00 a.m. on 6 September 2016
Cancellation of listing of ARM ADSs	12 September 2016

1 Refer to paragraph 2 of Part I for more detail regarding the relevant Dividend record date.

2 Refer to Part VII for more detail regarding the relevant Dividend record date.

Payment date for the Dividend Latest date for dispatch of cheques/settlement through CREST	Within 7 Business Days of the Effective Date(5) Within 14 days of the Effective Date
Payment to ARM ADS Holders by the Depositary	Following receipt of funds by the Depositary pursuant to the above step
Latest date by which Scheme must be implemented	17 November 2016(6)

Notes:

(1)	The blue Form of Proxy for the Court Meeting, if not received by Equiniti by the time stated above, may be handed to a representative of Equiniti, on behalf of the Chairman of the Court Meeting, or to the Chairman of the Court Meeting, before the start of that Meeting. However, in order to be valid, the yellow Form of Proxy must be received by Equiniti no later than 10.15 a.m. (London time) on 25 August 2016 (or, if the General Meeting is adjourned, 48 hours (excluding non-working days) before the time fixed for the adjourned Meeting). In order to validly appoint the Depositary or its nominee as the ARM ADS Holder’s proxy for the Meetings, the ADS Voting Card must be received by the Depositary by 5.00 p.m. (New York time) on 22 August 2016 for each Meeting or if either Meeting is adjourned, such later date as may be notified by the Depositary, having consulted with ARM. Please see “Action to be taken” on pages 9 to 12.

(2)	If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the relevant adjourned Meeting will be 6.30 p.m. (London time) on the date which is two days (excluding non-working days) before the date set for such adjourned Meeting and the ADS voting record time for the relevant adjourned Meeting will be such later date as may be notified by the Depositary, having consulted with ARM.

(3)	To commence at 10.15 a.m. (London time) or as soon thereafter as the Court Meeting shall have concluded or adjourned.

(4)	These times and dates are indicative only and will depend on, among other things, the dates upon which (i) the Conditions are satisfied or (where applicable) waived, (ii) the Court sanctions the Scheme, and (iii) the Court Order sanctioning the Scheme is delivered to the Registrar of Companies. If the expected dates of the Court Hearing is changed, ARM will give adequate notice of the changes by issuing an announcement through a Regulatory Information Service and will furnish such announcement to the SEC on Form 6-K.

(5)	The Rule 2.7 Announcement stated that the Dividend would be paid on “10 October 2016 or, if earlier, the Effective Date”. For administrative reasons, this has been revised so that the Dividend will be paid on the earlier in time to occur of (i) a date that is no more than seven Business Days after the Effective Date and (ii) 10 October 2016.

(6)	The latest date by which the Scheme must be implemented may be extended by agreement between ARM and SoftBank with the prior consent of the Panel and (if required) the approval of the Court.

Part I
LETTER FROM THE CHAIRMAN OF ARM HOLDINGS PLC

ARM HOLDINGS PLC

(Incorporated and registered in England and Wales with registered number 02548782)

Directors:	Registered Office:
Stuart Chambers (Chairman)	110 Fulbourn Road
Simon Segars (Chief Executive Officer)	Cambridge
Chris Kennedy (Chief Financial Officer)	Cambridgeshire CB1 9NJ
Mike Muller (Chief Technology Officer)
Andy Green (Senior Independent Non-Executive Director)
Larry Hirst (Independent Non-Executive Director)
John Liu (Independent Non-Executive Director)
Janice Roberts (Independent Non-Executive Director)
Lawton Fitt (Independent Non-Executive Director)
Stephen Pusey (Independent Non-Executive Director)

3 August 2016

To all ARM Shareholders and ARM ADS Holders and, for information only, to participants in the ARM Share Schemes and persons with information rights

Dear ARM Shareholder and/or ARM ADS Holder,

Recommended Cash Acquisition
OF ARm HOLDINGS PLC (“ARM”) by SoftBank GROUP CORP. (“SOFTBANK”)

1.	Introduction

On 18 July 2016 the ARM Board and the SoftBank Board announced that they had reached agreement on the terms of a recommended cash offer by SoftBank for the entire issued and to be issued ordinary share capital of ARM.

Information relating to SoftBank can be found in paragraph 4 of the letter from Goldman Sachs International and Lazard & Co., Limited set out in Part II of this document and in Part VIII.

I am writing to you on behalf of the ARM Board to explain the background to and terms of the Acquisition, to encourage you to vote at the Meetings to be held on 30 August 2016 to consider the Acquisition, and to explain why the ARM Board is unanimously recommending that ARM Shareholders and ARM ADS Holders vote or procure votes in favour of the resolutions to be put to those Meetings.

2.	Summary of the terms of the Acquisition

It is proposed that the Acquisition be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act, which requires the approval of ARM Shareholders at the Court Meeting and General Meeting, and the sanction of the Court.

Under the terms of the Acquisition, Scheme Shareholders on the register of members at the Scheme Record Time will receive:

for each Scheme Share	1,700 pence in cash

The price of 1,700 pence for each Scheme Share represents a premium of:

•	approximately 43.0 per cent. to the Closing Price of 1,189 pence per ARM Share, and approximately 43.8 per cent. to the closing price of USD 47.08 per ARM ADS, on 15 July 2016 (being the last Business Day before the date of the Rule 2.7 Announcement);

•	approximately 69.3 per cent. to the volume weighted average closing price of approximately 1,004 pence per ARM Share, and approximately 59.7 per cent. to the volume weighted average closing price of USD 42.39 per ARM ADS, over the three months prior to and including 15 July 2016 (being the last Business Day prior to the Rule 2.7 Announcement); and

•	approximately 41.1 per cent. to the all-time high closing price of 1,205 pence per ARM Share on 16 March 2015.

The Acquisition values ARM’s entire issued and to be issued share capital at approximately £24.4 billion.

In addition, ARM Shareholders who are on the register of members of ARM as at close of business on 8 September 2016, or at close of business on the Business Day prior to the Effective Date if earlier, will be entitled to receive and retain an interim dividend of 3.78 pence per ARM Share, which dividend will be paid on the earlier in time to occur of (i) a date that is no more than seven Business Days after the Effective Date and (ii) 10 October 20163 (the “Dividend”), without any reduction of the offer consideration payable under the Acquisition. ARM Shareholders will also be entitled to receive and retain any future dividends in the ordinary course with a record date prior to the Effective Date (“Ordinary Course Dividends”), without any reduction of the offer consideration payable under the Acquisition4. If the Effective Date occurs before the record date of any Ordinary Course Dividend, ARM Shareholders will not be entitled to receive such dividend.

If, after 18 July 2016, any dividend and/or other distribution and/or other return of capital (other than the Dividend and any Ordinary Course Dividends) is announced, declared or paid in respect of the ARM Shares, SoftBank reserves the right to reduce the offer consideration by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid. If SoftBank exercises such right to reduce the offer consideration in accordance with this paragraph, the relevant eligible ARM Shareholders will be entitled to receive and retain such dividend and/or distribution and/or return of capital. If any such reduction in the offer consideration occurs, any reference in this document to the offer consideration for the ARM Shares will be deemed to be a reference to such offer consideration as so reduced.

The Acquisition is subject to the Conditions set out in Part A of Part III of this document, including the sanction of the Scheme by the Court. The expected transaction timetable is set out on page 13 of this document.

Further information about the Acquisition is provided in Part II of this document.

[3]	The Rule 2.7 Announcement stated that the Dividend would be paid on “10 October 2016 or, if earlier, the Effective Date”. This has been revised for administrative reasons.

[4]	In particular, those ARM Shareholders who are on the register of members of ARM as at close of business on 20 April 2017 (being the record date for the 2016 final dividend) will be entitled to receive and retain the 2016 final dividend for the period to 31 December 2016 of up to 6.76 pence per ARM Share that is expected to be paid on 11 May 2017.

Holders of ARM ADSs should refer to Part VII of this document which contains important information relevant to such holders.

3.	Management, employees and locations

Intentions with regard to business of the Enlarged Group

Following the Acquisition, SoftBank intends that ARM will continue to operate as a separate business group within SoftBank.

Intentions with regard to employees, management, places of business and fixed assets

SoftBank greatly values the skills, knowledge and expertise of ARM’s existing management and employees and therefore intends to preserve the current ARM organisation, including ARM’s existing senior management team, brand, partnership-based business model and culture, to ensure continuity of a strong track record. SoftBank expects the existing personnel of ARM will continue to contribute to the success of ARM following completion of the Acquisition.

SoftBank also confirms that, following the Scheme becoming Effective, the existing contractual and statutory employment rights, including in relation to pensions, of all ARM employees will be safeguarded in accordance with contractual and statutory requirements. In addition, SoftBank has agreed in the Co-operation Agreement that, for at least 12 months following the Scheme becoming Effective, it will maintain at least the existing level of base salary and pension benefits for each employee of the ARM Group, unless otherwise agreed with the relevant employee. ARM contributes to a number of pension arrangements in respect of its employees. SoftBank does not intend to make any changes to the basis on which these arrangements operate following completion of the Acquisition.

SoftBank intends to continue to operate the business of ARM’s existing global headquarters which comprises the majority of the leadership of the Product Groups of ARM and the majority of the leadership of the key corporate functions of Legal, IT, Finance and Human Resources, in Cambridge as the head office of the ARM business group within SoftBank for at least the next five years from the Effective Date. For the purposes of this statement of intent:

“Product Groups” means the product groups of ARM as at the Effective Date, being Processors, Multimedia, Physical IP, System IP, Wireless IP, IoT Solutions, Support and Tools; and

“leadership” means the executive committee of ARM and the direct reports of each executive member with responsibility for the Product Groups and key corporate functions of Legal, IT, Finance and Human Resources.

SoftBank does not intend to make any major restructurings or any changes in the location of ARM’s other operations, being those other than ARM’s existing global headquarters.

Save as otherwise disclosed in this document, SoftBank has no current intention of redeploying the fixed assets of ARM.

These intention statements are not “post-offer undertakings” for the purposes of Rule 19.7 of the Code and are capable of change pursuant to Rule 19.8 of the Code.

Intentions with regard to the maintenance of existing trading facilities

It is intended that on or shortly after the Effective Date, the ARM Shares will cease to trade on the London Stock Exchange’s main market for listed securities and cease to be listed on the Official List.

It is also intended that, following the Effective Date, ARM’s ADS programme be terminated and that applications be made to delist the ARM ADSs from NASDAQ and terminate ARM’s registration with the SEC.

Views of the ARM Board

The ARM Board welcomes the confirmation from SoftBank that the existing contractual and statutory employment rights, including in relation to pensions, of all ARM employees will be safeguarded, and SoftBank’s intention, as set out in paragraph 11 of this Part I below, to put in place appropriate incentive arrangements for management, senior employees and other employees of ARM following completion of the Acquisition that are comparable as to the scope of coverage as those currently in place at ARM. The ARM Board also welcomes SoftBank’s statements that it attaches great importance to the skills, knowledge and expertise of the existing management and employees of ARM, and that it intends to continue to operate ARM as a separate business group within SoftBank and to continue to operate the business of ARM’s existing global headquarters in Cambridge, and not to make any major restructurings or any changes in the location of ARM’s other operations.

SoftBank has also made certain post-offer undertakings, as set out below, relating to employees and the maintenance of ARM’s global headquarters in Cambridge. These legally binding undertakings provide reassurance as to SoftBank’s commitment to invest in the ARM business.

SoftBank’s intentions with regard to its own management, employees and strategic plans

As SoftBank intends to operate ARM as a separate business group within SoftBank, and to maintain ARM’s global headquarters in Cambridge, UK, it does not expect the Acquisition to impact SoftBank’s other businesses, including the continued employment of their employees and management, their conditions of employment, and the places of business from which SoftBank’s other businesses operate.

4.	Post-Offer Undertakings

SoftBank undertakes that:

(a) by and at the end of the period of five years from the Effective Date, in order to enable ARM to continue to develop leading-edge technology in the UK, it will have increased the total number of UK ARM Group Employees to at least double the total number of UK ARM Group Employees as at the Effective Date (the “UK Employee Post-Offer Undertaking”);

(b) by and at the end of the period of five years from the Effective Date, it will have increased the total number of Non-UK ARM Group Employees from the number as at the Effective Date (the “Non-UK Employee Post-Offer Undertaking” and, together with the UK Employee Post-Offer Undertaking and the Technical Employee Post-Offer Undertaking, the “Employee Post-Offer Undertakings”);

(c) during the period of five years from the Effective Date, the ARM Group will maintain its global headquarters in Cambridge (the “HQ Post-Offer Undertaking” and, together with the Employee Post-Offer Undertakings, the “HQ and Employee Post-Offer Undertakings”);

(d) as soon as reasonably practicable following the Effective Date (and, in any event, within 45 days after the Effective Date), it will procure that ARM also makes post-offer undertakings pursuant to Rule 19.7 of the Code in the terms of each of the HQ and Employee Post-Offer Undertakings, without qualifications or conditions; and

(e) by and at the end of the period of five years from the Effective Date, the relative proportion of Technical Employees to Non-Technical Employees will be broadly in line with historical trends experienced by ARM (this paragraph (e) being the "Technical Employee Post-Offer Undertaking"), meaning that with respect to:

i.	the total number of UK ARM Group Employees and the total number of Non-UK ARM Group Employees, at least (i) 70 per cent. of the UK ARM Group Employees; and (ii) 70 per cent. of the Non-UK ARM Group Employees will in each case be Technical Employees on the fifth anniversary of the Effective Date; and

ii.	the UK ARM Group Employees who are determined by SoftBank with the agreement of the Supervisor (as defined below) to count towards the satisfaction of the UK Employee Post-Offer Undertaking and the Non-UK ARM Group Employees who are determined by SoftBank with the agreement of the Supervisor to count towards the satisfaction of the Non-UK Employee Post-Offer Undertaking, at least (i) 70 per cent. of those UK ARM Group Employees; and (ii) 70 per cent. of those Non-UK ARM Group Employees will in each case be Technical Employees on the fifth anniversary of the Effective Date,

(together the “Post-Offer Undertakings”, as interpreted and defined below).

Interpretation

For the purposes of the interpretation of the UK Employee Post-Offer Undertaking and the Technical Employee Post-Offer Undertaking:

•	in the past the ARM Group has developed through a combination of organic growth and strategic acquisitions and SoftBank expects this to continue. The Employee Post-Offer Undertakings may be satisfied by a combination of acquisitions, graduate recruitment and hiring provided that at least 25 per cent. of the UK ARM Group Employees who are determined to count towards the satisfaction of the UK Employee Post-Offer Undertaking and are not UK ARM Group Employees as at the Effective Date must have become UK ARM Group Employees otherwise than through acquisitions of businesses or companies by the ARM Group. Any UK ARM Group Employees who are not UK ARM Group Employees as at the Effective Date and have become UK ARM Group Employees through acquisitions of businesses or companies by the ARM Group from SoftBank Group shall be excluded for the purposes of determining the number of UK ARM Group Employees at the relevant Measurement Point. The foregoing sentence shall not apply to a business or company employing those UK ARM Group Employees that was acquired by SoftBank Group after the Effective Date and was subsequently acquired by ARM Group within the following twelve months, to the extent that the relevant UK ARM Group Employees were (i) Employees of the acquired business or company on the date acquired by SoftBank, or (ii) first employed by the SoftBank Group between the date of such acquisition and the date of the transfer of the business or company to the ARM Group;

•	SoftBank expects to transfer limited numbers of Employees who are employed by SoftBank Group to the ARM Group over time. To the extent that the number of such Employees who are UK ARM Group Employees at the relevant Measurement Point (each, a “SoftBank Transferee”) exceeds 100, the number of SoftBank Transferees for the purposes of determining the number of UK ARM Group Employees shall be deemed to be 100; and

•	to the extent that the number of Part-Time Employees who are UK ARM Group Employees exceeds 20 per cent. of the total number of UK ARM Group Employees at the relevant Measurement Point, any such excess Part-Time Employees who are UK ARM Group Employees shall be excluded for the purposes of determining the number of UK ARM Group Employees at the relevant Measurement Point for the purposes of determining the satisfaction of the UK Employee Post-Offer Undertaking and limb (ii) of the Technical Employee Post-Offer Undertaking (but not for the purposes of determining the satisfaction of limb (i) of the Technical Employee Post-Offer Undertaking).

Current Employee numbers

As at 30 June 2016, there were 4,227 ARM Group Employees broken down as follows:

•	UK ARM Group Employees: 1,695 (40.1 per cent.) of which 1,294 (76.3 per cent.) were Technical Employees and 401 (23.7 per cent.) were Non-Technical Employees;

•	Non-UK ARM Group Employees: 2,532 (59.9 per cent.) of which 2,057 (81.2 per cent.) were Technical Employees and 475 (18.8 per cent.) were Non-Technical Employees;

•	UK ARM Group Employees who are Part-Time Employees: 2 (0.1 per cent.); and

•	UK ARM Group Employees who are Full-Time Employees: 1,693 (99.9 per cent.).

A breakdown of the number of:

•	UK ARM Group Employees who are Full-Time Employees;

•	UK ARM Group Employees who are Part-Time Employees;

•	Non-UK ARM Group Employees; and

•	the relevant proportions of Technical Employees to Non-Technical Employees,

in each case as at the Effective Date, will be used as the basis for the Employee Post-Offer Undertakings following agreement with the Supervisor and will be publicly announced as soon as reasonably practicable following the Effective Date (and, in any event, within 90 days following the Effective Date).

HQ Post-Offer Undertaking

In order for the ARM Group to be considered to be maintaining its global headquarters in Cambridge and therefore complying with the HQ Post-Offer Undertaking:

1	ARM Group must occupy one or more buildings in Cambridge; and

2	one of those buildings must be publicly designated as the ARM Group’s global headquarters and be the registered office of ARM.

Background and monitoring

The Post-Offer Undertakings constitute “post-offer undertakings” for the purposes of Rule 19.7 of the Code. The Post-Offer Undertakings are not subject to any qualifications or conditions. The post-offer undertakings to be given by ARM will also constitute “post-offer undertakings” for the purposes of Rule 19.7 of the Code when given. Each of SoftBank and

ARM will need to comply with the terms of its respective post-offer undertakings for the periods of time specified in the Post-Offer Undertakings and complete any courses of action committed to by the dates specified in the Post-Offer Undertakings.

SoftBank has appointed (and will procure that ARM appoints) Grant Thornton UK LLP (the “Supervisor”) to monitor SoftBank and ARM’s compliance with the Post-Offer Undertakings. The Supervisor has agreed a work plan with the Panel to monitor compliance with the Post-Offer Undertakings.

Definitions

For the purposes of the Post-Offer Undertakings, capitalised terms are defined as follows:

“ARM Group Employee” means an Employee of ARM or any member of the ARM Group;

“ARM Group” means ARM and its subsidiaries from time to time;

“Employee” means a person who is a permanent employee (being a person who has a contract of employment) excluding, for the avoidance of doubt, employees with fixed-term contracts, fixed-term workers, consultants, contractors, agency workers, casual workers (including zero-hour workers), volunteers, and secondees from third parties;

“Full-Time Employee” means any Employee who is not a Part-Time Employee;

“Measurement Point” means the Effective Date, each anniversary of the Effective Date until the fifth anniversary of the Effective Date and 31 March 2021 or at such other date(s) as the Panel may specify;

“Non-UK ARM Group Employee” means an ARM Group Employee other than a UK ARM Group Employee;

“Non-Technical Employees” means Employees who are not Technical Employees;

“Part-Time Employee” means any Employee who is contracted to work for less than 20 hours per week;

"SoftBank Group" means SoftBank and its subsidiaries from time to time, excluding the members of the ARM Group;

“UK ARM Group Employee” means an ARM Group Employee who is employed by a UK-incorporated member of the ARM Group and is ordinarily based permanently in the UK; and

“Technical Employees” means Employees employed as engineers, scientists, researchers, programmers, developers, IT, testing, quality assurance, and other technical Employees who work on the research, creation, maintenance, deployment and support of (i) semiconductor IP and related hardware, services, tools and software products; (ii) software products, applications and services; (iii) open source software utilised by the ARM ecosystem; (iv) customer service and support both office and field based; (v) technical marketing; and/or (vi) development, test and operations infrastructure, in each case, as determined by ARM subject to the agreement of the Supervisor, and any other Employees from time to time who are employed in roles that are reasonably determined by ARM, subject to the agreement of the Supervisor and the Panel, to be technical roles.

5.	Background to and reasons for the recommendation

ARM has built a differentiated position as the world’s leading semiconductor intellectual property supplier, with a core competency in scalable, highly energy-efficient processors and related technology. Its technology is embedded in more than 95 per cent. of smart phones and over 30 per cent. of all chips with processors sold worldwide in 2015. Over 85 billion systems-on-chip have been shipped to date based on ARM’s technology.

ARM has a proven strategy to maintain or gain share in its target markets, increase the content and value of ARM technology per smart device, and generate new revenue streams from adjacent markets, while investing to create a sustainable business that is fit for the long term. Key new areas of focus such as the “Internet of Things”, networking infrastructure, ARM-powered servers and security applications, combined with continued innovations in smartphones and other mobile devices, will be the foundation for ARM’s future success and long-term growth.

Whilst the ARM Board believes that ARM holds a strong position in its chosen markets and technologies and that it is firmly on-track in the development of its business, the Acquisition represents an attractive premium in cash and secures the delivery of ARM’s value potential today.

The ARM Board notes that the Acquisition represents a significant premium, in cash, of approximately 41.1 per cent. to the all-time high closing price of 1,205 pence per ARM Share on 16 March 2015; approximately 72.0 per cent. to the volume weighted average closing price of 988 pence per ARM Share for the six months ended 15 July 2016 (being the last Business Day prior to the Rule 2.7 Announcement); approximately 69.3 per cent. to the volume weighted average closing price of approximately 1,004 pence per ARM Share for the three months ended 15 July 2016; and approximately 43.0 per cent. to the closing price of 1,189 pence per ARM Share on 15 July 2016.

The ARM Board also notes that the terms of the Acquisition imply an enterprise value multiple of approximately 24.3 times ARM’s revenue for the year ending 31 December 2015 of £968.3 million and an equity value multiple of approximately 56.9 times normalised profit after tax for the year ending 31 December 2015 of £428.9 million.

Further, the ARM Board notes the assurances by SoftBank, including to continue to invest and grow ARM’s business, and maintain ARM’s global headquarters in Cambridge, UK, and so believes that SoftBank is well-positioned to accelerate the delivery of ARM’s existing strategy and long-term growth potential.

6.	Background to and reasons for the Acquisition

SoftBank believes ARM is one of the world’s leading technology companies, with a unique position and strong capabilities in global semiconductor intellectual property and the “Internet of Things”, as well as a proven track record of innovation.

The board and management of SoftBank have evaluated ARM in detail and after careful consideration unanimously support this transaction. The board and management of SoftBank believe that the acquisition of ARM by SoftBank will deliver the following benefits:

•	Support and accelerate ARM’s position as the global leader in IP licensing and R&D outsourcing for semiconductor companies

SoftBank’s deep industry expertise in the technology sector and global network of relationships will accelerate adoption of ARM’s intellectual property across existing and new markets.

•	Maintain ARM’s dedication to innovation

SoftBank intends to sustain ARM’s long-term focus on generating more value per device and driving licensing wins and future royalty streams in new growth categories, especially “Enterprise and Embedded Intelligence”.

•	Increased investment to drive the next wave of innovation

SoftBank intends to support ARM’s multiple growth initiatives by investing in engineering talent and complementary acquisitions with the aim of ensuring ARM maintains a R&D edge over existing and emerging competitors. SoftBank believes such an investment strategy in long-term growth will be easier to execute as a non-listed company.

•	Long-term vision for ARM which is aligned with management and will preserve ARM’s culture

SoftBank believes the two companies share the same technology-oriented culture, long-term vision, focus on innovation and commitment to attracting, developing and retaining top talent. These common values will be the foundation for the strong strategic partnership necessary to capture the significant opportunities ahead.

•	Maintain and grow the UK’s leadership in science and technology

SoftBank is investing in the UK as a world leader in science and technology development and innovation and, as evidence of this, intends to invest in multiple ARM growth initiatives, at least doubling the number of ARM employees in the UK over the next five years.

7.	Irrevocable undertakings

SoftBank has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting from those of the ARM Directors who hold ARM Shares in respect of their own ARM Shares (amounting in aggregate, to 1,976,897 ARM Shares).

Further details of these undertakings are set out in paragraph 6 of Part VIII.

8.	ARM Share Schemes

Participants in any of the ARM Share Schemes will be contacted regarding the effect of the Acquisition on their rights under those plans and provided with further details concerning the proposals which will be made to them in due course.

Appropriate proposals will be made to the holders of awards and/or options under the ARM Share Schemes which remain unvested and/or unexercised. In particular, in respect of options granted under the ARM Savings Related Share Option Schemes prior to the date of the Rule 2.7 Announcement, SoftBank will make, or cause to be made, a one-off cash payment to participants who exercise their options, conditional on the Court granting the Court Order, of an amount equal, on a net of tax basis, to the additional profit which such participants would have received had they been able to exercise their options over the full number of ARM Shares or ARM ADSs, as the case may be, otherwise available on maturity of the relevant savings contract.

9.	Current Trading

ARM

For the financial year ending 31 December 2015, ARM reported revenue of £968.3 million, normalised profit before tax of £511.5 million, and normalised profit after tax of £428.9 million. For the subsequent six month period ending 30 June 2016, ARM reported revenue of £544.1 million, normalised profit before tax of £267.6 million, and normalised profit after tax of £239.0 million.

SoftBank

For the fiscal year ended 31 March 2016, SoftBank reported total assets of ¥20.7 trillion (approximately £152.5 billion), group revenue of ¥9,154 billion (approximately £67.4 billion), gross profit of ¥3,527 billion (approximately £26.0 billion), and adjusted earnings before interest and tax of ¥1,042 billion (approximately £7.7 billion).   For the subsequent quarter ended 30 June 2016, SoftBank reported total assets of ¥20.6 trillion (approximately £151.8 billion), group revenue of ¥2,127 billion (approximately £15.7 billion), gross profit of ¥859 billion (approximately £6.3 billion), and adjusted earnings before interest and tax of ¥338 billion (approximately £2.5 billion).

10.	Dividends

As described in more detail in paragraph 2 of this Part I, ARM Shareholders will be entitled to receive and retain the Dividend and certain Ordinary Course Dividends without any reduction of the offer consideration payable under the Acquisition.

11.	Management and Employee Incentivisation

SoftBank intends to put in place appropriate incentive arrangements for management, senior employees and other employees of ARM following completion of the Acquisition that are comparable as to the scope of coverage as those currently in place at ARM. However, SoftBank does not intend to hold any discussions in relation to such arrangements until after the Effective Date. Subject to the foregoing, SoftBank intends that there will be no changes to the conditions of employment of existing personnel of ARM.

12.	Taxation

Your attention is drawn to Part VI of this document. This summary is intended as a general guide only and if you are in any doubt as to your tax position, or if you are subject to taxation in any jurisdiction other than the UK or the United States, you should consult an appropriately qualified independent professional tax adviser.

13.	Overseas Shareholders and ARM ADS Holders

Overseas Shareholders and ARM ADS Holders should refer to paragraph 14 of Part II and Part VII of this document, respectively.

14.	Action to be taken

Your attention is drawn to pages 9 to 12, and paragraph 16 of Part II of this document, which explain the actions you should take in relation to the Acquisition and the Scheme.

Details relating to the de-listing of ARM Shares and ARM ADSs are included in paragraphs 11 and 12 of Part II of this document.

15.	Further information

Your attention is drawn to the Explanatory Statement set out in Part II of this document, the full terms of the Scheme set out in Part IV, the additional information set out in Part VIII and the Notices of the Meetings set out in Part X and Part XI of this document. You should read the whole of this document and the accompanying Forms of Proxy (or, if applicable, the accompanying ADS Voting Card) and not rely solely on the information contained in this letter or the Explanatory Statement.

A copy of this document (and all information incorporated into this document by reference to another source), the Forms of Proxy and the ADS Voting Card are and will be available, subject to certain restrictions relating to Overseas Shareholders in Restricted Jurisdictions, for inspection on ARM’s website at www.arm.com and SoftBank’s website at www.softbank.jp/corp/d/sbg-press_eng/.

16.	Recommendation

The ARM Board, which has been so advised by Goldman Sachs International and Lazard & Co., Limited as to the financial terms of the Acquisition, considers the terms of the Acquisition to be fair and reasonable. In providing their advice to the ARM Board, Goldman Sachs International and Lazard & Co., Limited have taken into account the commercial assessments of the ARM Board. Lazard & Co., Limited is providing independent financial advice to the ARM Board for the purposes of Rule 3 of the Code.

The ARM Board believes that the terms of the Acquisition are in the best interests of the ARM Shareholders taken as a whole and unanimously recommends that ARM Shareholders and ARM ADS Holders vote or procure votes in favour of the Scheme at the Court Meeting and the Special Resolution relating to the Acquisition to be proposed at the General Meeting, as the ARM Directors who hold ARM Shares have irrevocably undertaken to do in respect of their own ARM Shares (amounting, in aggregate, to 1,976,897 ARM Shares).

Yours faithfully,

Stuart Chambers
Chairman

Part II
EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act 2006)

3 August 2016

To all ARM Shareholders and all ARM ADS Holders and, for information only, to participants in the ARM Share Schemes and persons with information rights

Dear ARM Shareholder and/or ARM ADS Holder,

Recommended Cash Acquisition
OF ARm HOLDINGS PLC (“ARM”) by SOFTBANK GROUP CORP. (“SOFTBANK”)

1.	Introduction

On 18 July 2016 the ARM Board and the SoftBank Board announced that they had reached agreement on the terms of a recommended cash offer by SoftBank for the entire issued and to be issued ordinary share capital of ARM, to be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

The ARM Board has been advised by Goldman Sachs International and Lazard & Co., Limited as to the financial terms of the Acquisition. Goldman Sachs International and Lazard & Co., Limited have been authorised by the ARM Board to write to you for information purposes on behalf of the ARM Board to set out the terms of the Acquisition and to provide you with other relevant information.

Your attention is drawn to the letter from the Chairman of ARM set out in Part I of this document, which forms part of this Explanatory Statement. That letter contains, among other things, the unanimous recommendation by the ARM Board to ARM Shareholders and ARM ADS Holders to vote or procure votes in favour of the resolutions to be proposed at the Court Meeting and the General Meeting, and an explanation of the background to and reasons for recommending the Acquisition.

The terms of the Scheme are set out in full in Part IV of this document. For overseas holders of ARM Shares and ARM ADS Holders, your attention is drawn to paragraph 14 of this Explanatory Statement.

Statements made or referred to in this letter regarding SoftBank’s reasons for the Acquisition, information concerning the business of the SoftBank Group, the financial effects of the acquisition on SoftBank and/or intentions or expectations of or concerning the SoftBank Group reflect the views of the SoftBank Board. Statements made or referred to in this letter regarding the background to and reasons for the recommendation of the ARM Board, information concerning the business of the ARM Group, and/or intentions or expectations of or concerning the ARM Group, reflect the views of the ARM Board.

2.	Summary of the terms of the Acquisition

Under the terms of the Acquisition, which is subject to the satisfaction (or, where applicable, waiver) of the Conditions and to the further terms set out in Part III of this document, Scheme Shareholders on the register of members at the Scheme Record Time will receive:

for each Scheme Share	1,700 pence in cash

The price of 1,700 pence for each Scheme Share represents a premium of:

•	approximately 43.0 per cent. to the Closing Price of 1,189 pence per ARM Share, and approximately 43.8 per cent. to the closing price of USD 47.08 per ARM ADS, on 15 July 2016 (being the last Business Day before the date of the Rule 2.7 Announcement);

•	approximately 69.3 per cent. to the volume weighted average closing price of approximately 1,004 pence per ARM Share, and approximately 59.7 per cent. to the volume weighted average closing price of USD 42.39 per ARM ADS, over the three months prior to and including 15 July 2016 (being the last Business Day prior to the Rule 2.7 Announcement); and

•	approximately 41.1 per cent. to the all-time high closing price of 1,205 pence per ARM Share on 16 March 2015.

The Acquisition values ARM’s entire issued and to be issued share capital at approximately £24.4 billion.

In addition, as described in more detail in paragraph 2 of Part I of this document, ARM Shareholders will be entitled to receive and retain the Dividend and certain Ordinary Course Dividends without any reduction of the offer consideration payable under the Acquisition.

ARM ADS Holders should refer to Part VII of this document which contains important information relevant to them.

3.	Information on ARM

Founded in 1990, ARM is the world leader in semiconductor intellectual property technology. ARM’s operating business involves the design and licensing of intellectual property to a network of partners who utilise ARM’s intellectual property designs to create and manufacture system-on-chip designs. In addition to processor intellectual property, ARM provides a range of tools as well as physical and systems intellectual property to enable optimised system-on-chip designs.

ARM’s market-leading intellectual property can be re-used by customers in a variety of different products and end markets, generating long term recurring royalty revenues. ARM is committed to strategies focused on long term growth and continually looks to reinvest back into the business, including through recruiting highly skilled engineers to develop new and innovative technology.

ARM is listed on the London Stock Exchange with a market capitalisation of £24.0 billion as of 29 July 2016 (being the Latest Practicable Date). For the financial year ending 31 December 2015, ARM reported revenue of £968.3 million, normalised profit before tax of £511.5 million, and normalised profit after tax of £428.9 million. For the subsequent six month period ending 30 June 2016, ARM reported revenue of £544.1 million, normalised profit before tax of £267.6 million, and normalised profit after tax of £239.0 million.

ARM is headquartered in Cambridge, UK. As at 30 June 2016, ARM had 4,227 full-time employees around the world.

As at the Latest Practicable Date, ARM has in issue and admitted to trading on the main market of the London Stock Exchange 1,407,340,208 ordinary shares of 0.05 pence each (net of 5,868,921 ARM Shares held in treasury). The ISIN of the ARM Shares is GB0000595859.

ARM has an ADR programme for which The Bank of New York Mellon acts as the depositary. Each ARM ADR evidences one ARM ADS, which represents three underlying ARM Shares. ARM ADSs trade on the NASDAQ Global Select Market. The trading symbol for these securities is ARMH and the ISIN is US 0420681068.

4.	Information on SoftBank

Founded in 1981, SoftBank is one of the leading operators and investors in the global technology, internet and wireless sectors. SoftBank’s operating businesses consist of market-leading companies in the advanced telecommunications and consumer internet sectors, including SoftBank Corp. (a Japanese telecom subsidiary), Sprint Corporation and Yahoo Japan Corporation, as well as growing initiatives in robotics, clean energy and other emerging, technology-based industries.

Led by Chairman and CEO, Masayoshi Son, SoftBank is focused on the transition from a Japanese company with some international assets to a global entity that can grow sustainably over the long-term. By innovating and growing, it is SoftBank’s objective to continue as the leading corporate group at the forefront of the information revolution.

SoftBank is listed on the Tokyo Stock Exchange with a market capitalisation of ¥6.5 trillion (approximately £47.5 billion) as of 29 July 2016 (being the Latest Practicable Date). For the fiscal year ended 31 March 2016, SoftBank reported total assets of ¥20.7 trillion (approximately £152.5 billion), group revenue of ¥9,154 billion (approximately £67.4 billion), gross profit of ¥3,527 billion (approximately £26.0 billion), and adjusted earnings before interest and tax of ¥1,042 billion (approximately £7.7 billion). For the subsequent quarter ended 30 June 2016, SoftBank reported total assets of ¥20.6 trillion (approximately £151.8 billion), group revenue of ¥2,127 billion (approximately £15.7 billion), gross profit of ¥859 billion (approximately £6.3 billion), and adjusted earnings before interest and tax of ¥338 billion (approximately £2.5 billion).

SoftBank is headquartered in Tokyo, Japan and has over 63,000 employees on a consolidated basis.

5.	Financing of the Acquisition

The cash consideration payable by or on behalf of SoftBank to ARM Shareholders pursuant to the Acquisition will be funded from existing cash resources and third party debt.

SoftBank has entered into a term loan facility dated 15 July 2016 for a principal amount of ¥1 trillion (approximately £7.3 billion) (the “Loan”) with SoftBank Corp. as guarantor and Mizuho Bank, Ltd. as lender and agent in connection with the financing of the cash consideration payable to ARM Shareholders pursuant to the Acquisition (the “Facility Agreement”).

The Loan bears interest at an annual rate of JPY TIBOR plus an amount determined by reference to the lower of SoftBank’s long-term issuer/company rating from Moody’s and from Standard & Poor’s, such amount to be no less than 0.80 per cent. and no more than 1.50 per cent.

The Facility Agreement is not secured. The Facility Agreement requires mandatory prepayment of the Loan in the event of the sale of ARM Shares, from certain dividend payments received from ARM or loan repayments from ARM of loans made to ARM and from certain proceeds of a sale of, or debt financing in relation to, the shares held in Alibaba Group Holding Limited by SoftBank and certain wholly-owned subsidiaries of SoftBank as at the date of the Facility Agreement. The Loan is required to be repaid in full on 13 July 2018.

The Facility Agreement includes certain undertakings from SoftBank and Softbank Corp. as guarantor, including (among others and with certain agreed exceptions) reporting and information undertakings, undertakings to maintain authorisations required to continue operation of their main business, and restrictions on giving security, entering into mergers, changing their main business, entering into guarantees, making investments in third parties and paying dividends.

Under the Facility Agreement, SoftBank has agreed that it shall be a condition to the drawing under the Facility Agreement that, except as consented to by Mizuho Bank, Ltd., SoftBank shall not have waived or amended any term of the Scheme (or, if applicable, the Takeover Offer) in a manner which is materially adverse to the interests of Mizuho Bank, Ltd. unless such action is required by the Code, the Panel, a court or any other applicable law, regulation or regulatory body or where the Panel, the Code, the Court, any other court or any other applicable law, regulation or regulatory body would not allow SoftBank to invoke or rely on such a term.

Mizuho Securities Co., Ltd, financial adviser to SoftBank, has confirmed that it is satisfied that sufficient resources are available to SoftBank to satisfy in full the payment of the cash consideration payable in respect of the Scheme. Implementation of the Scheme will result in cash consideration amounting to approximately £24.1 billion being payable by or on behalf of SoftBank to Scheme Shareholders on the register of members as at the Scheme Record Time and participants in the ARM Share Schemes.

6.	ARM Share Schemes

Participants in any of the ARM Share Schemes will be contacted regarding the effect of the Acquisition on their rights under those plans and provided with further details concerning the proposals which will be made to them in due course.

Appropriate proposals will be made to the holders of awards and/or options under the ARM Share Schemes which remain unvested and/or unexercised. In particular, in respect of options granted under the ARM Savings Related Share Option Schemes prior to the date of the Rule 2.7 Announcement, SoftBank will make or cause to be made a one-off cash payment to participants who exercise their options, conditional on the Court granting the Court Order, of an amount equal, on a net of tax basis, to the additional profit which such participants would have received had they been able to exercise their options over the full number of ARM Shares or ARM ADSs, as the case may be, otherwise available on maturity of the relevant savings contract.

7.	ARM Directors and the effect of the Scheme on their interests

Details of the interests of the ARM Directors in the share capital of ARM, and options and awards in respect of such share capital, are set out in paragraph 5 of Part VIII of this document. Scheme Shares held by the ARM Directors at the Scheme Record Time will be subject to the Scheme.

Particulars of the service contracts (including termination provisions) and letters of appointment of the ARM Directors are set out in paragraph 7 of Part VIII of this document.

SoftBank has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting from those of the ARM Directors who hold ARM Shares in respect of their own ARM Shares (amounting, in aggregate, to 1,976,897 ARM Shares).

In common with the other participants in the ARM Share Schemes, the ARM Directors who hold options and awards will be able to exercise their options and receive shares under awards, to the extent such options and awards vest and, if applicable, become exercisable. SoftBank intends to put in place appropriate incentive arrangements for management, senior employees and other employees of ARM following completion of the Acquisition that are comparable as to the scope of coverage as those currently in place at ARM – please refer to paragraph 11 of Part I.

Save as set out above, the effect of the Scheme on the interests of the ARM Directors does not differ from the effect of the Scheme on the interests of other Scheme Shareholders.

8.	Description of the Scheme and the Meetings

8.1	The Scheme

The Acquisition is to be implemented by means of a Court-sanctioned scheme of arrangement between ARM and the Scheme Shareholders on the register of members at the Scheme Record Time, under Part 26 of the Companies Act. The procedure requires approval by ARM Shareholders at the Court Meeting and General Meeting, and sanction of the Scheme by the Court. The Scheme is set out in full in Part IV of this document.

The purpose of the Scheme is to provide for SoftBank to become the holder of the entire issued and to be issued ordinary share capital of ARM not already directly or indirectly held by it. This is to be achieved by transferring the Scheme Shares held by ARM Shareholders as at the Scheme Record Time to SoftBank, in consideration for which SoftBank will pay cash on the basis set out in this Part II.

8.2	ARM Shareholder Meetings

Before the Court’s sanction can be sought for the Scheme, the Scheme requires approval by the passing of a resolution at the Court Meeting. The resolution must be approved by a majority in number of the Scheme Shareholders as at the Voting Record Time present and voting (and entitled to vote), either in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares held by such Scheme Shareholders. In addition, the Special Resolution must be passed at the General Meeting to authorise the ARM Directors to implement the Scheme and to deal with certain ancillary matters. The Special Resolution requires the approval of ARM Shareholders (either in person or by proxy) representing at least 75 per cent. of the votes cast at the General Meeting. The General Meeting will be held immediately after the Court Meeting. Notices of the Court Meeting and the General Meeting are set out in Part X and Part XI of this document, respectively.

Save as set out in this paragraph 8, all holders of ARM Shares whose names appear on the register of members of ARM at the Voting Record Time, or, if any such Meeting is adjourned, on the register of members at 6.30 p.m. (London time) on the date which is two days (excluding non-working days) before the date set for such adjourned meeting, will be entitled to attend and vote at the Court Meeting and the General Meeting, in respect of the ARM Shares registered in their name at the relevant time.

(a)	The Court Meeting

The Court Meeting has been convened at the direction of the Court for 10.00 a.m. (London time) on 30 August 2016 for Scheme Shareholders on the register of members as at the Voting Record Time to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held as at the Voting Record Time. The approval required at the Court Meeting is a majority in number of those Scheme Shareholders present and voting (and entitled to vote) in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares held by such Scheme Shareholders.

It is important that, for the Court Meeting in particular, as many votes as possible are cast, so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the ARM Shareholders. You are therefore strongly advised to sign and return your blue Form of Proxy or appoint a proxy electronically or, if applicable, sign and return your ADS Voting Card, for the Court Meeting as soon as possible. The completion and return of the Forms of Proxy or the ADS Voting Card (as applicable) will not prevent you from attending, voting and speaking at either the Court Meeting or the General Meeting, or any adjournment thereof, in person if you are entitled to do so.

(b)	The General Meeting

The General Meeting has been convened for 10.15 a.m. (London time) on 30 August 2016, or as soon after that time as the Court Meeting has been concluded or adjourned, for ARM Shareholders to consider and, if thought fit, pass the Special Resolution necessary to implement the Scheme and certain related matters.

The Special Resolution is proposed to approve:

(i)	giving the ARM Board the authority to take all necessary action to carry the Scheme into effect; and

(ii)	amending the Articles as described in paragraph 8.4 below.

At the General Meeting, voting on the Special Resolution will be by poll and each ARM Shareholder present in person or by proxy will be entitled to one vote for each ARM Share held as at the Voting Record Time. The approval required for the Special Resolution to be passed is at least 75 per cent. of the votes cast on the Special Resolution (in person or by proxy).

Blue Forms of Proxy for use at the Court Meeting and yellow Forms of Proxy for use at the General Meeting should be returned, either by post or (during normal business hours only) by hand to ARM’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing BN99 6DA as soon as possible and, in any event, so as to be received not later than 10.00 a.m. and 10.15 a.m., respectively on 25 August 2016 (or, in the case of adjournment(s), not later than 48 hours (excluding non-working days) before the time fixed for the adjourned Meeting(s)). If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to a representative of Equiniti or to the Chairman of the Court Meeting before the start of that Meeting. However, in the case of the General Meeting, the yellow Form of Proxy must be received by the time mentioned above, or it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the General Meeting, or any adjournment thereof, if you so wish and are so entitled.

Information about the procedures for appointing proxies and giving voting instructions is set out in paragraph 16 (Action to be taken) below of this Part II and on pages 9 to 12 of this document. ARM ADS Holders should also refer to Part VII of this document.

8.3	Court Hearing

Under the Companies Act, the Scheme requires the sanction of the Court. The hearing by the Court to sanction the Scheme is currently expected to be held on 1 September 2016 subject to the prior satisfaction or waiver of the other Conditions set out in Part III of this document.

The Court Hearing will be held at The Royal Courts of Justice, The Rolls Buildings, Fetter Lane, London, EC4A 1NL. Scheme Shareholders are entitled to attend the Court Hearing, should they wish to do so, in person or through counsel.

Following sanction of the Scheme by the Court, the Scheme will become effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies. This is presently expected to occur two Business Days after the date of the Court Hearing, subject to satisfaction (or, where applicable, waiver) of the Conditions.

Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Time (including the Depositary and so, in effect, ARM ADS Holders), irrespective of whether or not they attended or voted in favour of, or against, the Scheme at the Court Meeting or in favour of, or against, or abstained from voting on the Special Resolution at the General Meeting.

If the Scheme does not become effective by 17 November 2016 (or such later date as may be agreed in writing by ARM and SoftBank with the Panel’s consent and as the Court may approve (if such approval is required)), the Scheme will not become effective.

8.4	Amendments to the Articles

It is proposed, as part of the Special Resolution to be proposed at the General Meeting, that the Articles be amended to ensure that any ARM Shares issued under the ARM Share Schemes or otherwise after the Voting Record Time in respect of the Court Meeting and on or prior to the Scheme Record Time will be subject to the Scheme. It is also proposed to amend the Articles so that any ARM Shares issued to any person other than SoftBank or its nominees after the Scheme Record Time will be automatically acquired by SoftBank on the same terms of the Acquisition (other than terms as to timings and formalities). Consequently, participants in the ARM Share Schemes who receive ARM Shares on the exercise of share options after the Scheme Record Time are able to receive the same consideration as ARM Shareholders. These provisions will avoid any person (other than SoftBank or its nominees) being left with ARM Shares after the Scheme becomes Effective.

Paragraph (b) of the Special Resolution set out in the notice of the General Meeting in Part XI of this document seeks the approval of ARM Shareholders for such amendments.

8.5	Entitlement to vote at the Meetings

Each ARM Shareholder who is entered in ARM’s register of members at the Voting Record Time (expected to be 6.30 p.m. (London time) on 25 August 2016) will be entitled to attend and vote on all resolutions to be put to the Court Meeting and the General Meeting. If either Meeting is adjourned, only those ARM Shareholders on the register of members at 6.30 p.m. (London time) on the day which is two days (excluding non-working days) before the adjourned meeting will be entitled to attend and vote. Each eligible ARM Shareholder is entitled to appoint a proxy or proxies to attend, speak and, on a poll, to vote instead of him or her. A proxy need not be an ARM Shareholder. Eligible ARM Shareholders who return completed Forms of Proxy or appoint a proxy electronically or through CREST may still attend the Meetings instead of their proxies and vote in person, if they wish and are entitled to do so.

Any ARM Shares or ARM Shares represented by ARM ADSs which are registered in the name of or beneficially owned by SoftBank or any subsidiary undertaking (as defined in the Companies Act) of SoftBank are not Scheme Shares and therefore none of Softbank or any of its subsidiary undertakings (or any of their respective nominees) is entitled to vote at the Court Meeting in respect of any ARM Shares or ARM Shares represented by ARM ADSs which are registered in the name of or beneficially owned by SoftBank or any subsidiary undertaking (as defined in the Companies Act) of SoftBank and it will not exercise the voting rights attaching to such ARM Shares or ARM Shares represented by ARM ADSs at the Court Meeting.

If you are in any doubt as to whether or not you are permitted to vote at the Meetings, please call the Shareholder Helpline between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 from within the UK or +44 121 415 0978 if calling from outside the UK. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and the Shareholder Helpline cannot provide financial, legal or tax advice or advice on the merits of the Acquisition.

The helpline for registered ARM ADS Holders is available between 8.00 a.m. and 8.00 p.m. (New York time) on +1 888 269 2377 from within the US or +1 201 680 6825 if calling from outside the US.

Further information on the actions to be taken is set out on pages 9 to 12 (Action to be taken) of this document.

8.6	Modifications to the Scheme

The Scheme contains a provision for ARM and SoftBank jointly to consent (on behalf of all persons concerned) to any modification of, or addition to, the Scheme or to any condition which the Court may approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in those circumstances.

9.	Conditions to the Acquisition

The Conditions to the Acquisition are set out in full in Part III of this document. In summary, the Acquisition is conditional upon, among other things:

(a)	approval of the resolution to be proposed at the Court Meeting by a majority in number of the Scheme Shareholders as at the Voting Record Time present and voting (and entitled to vote), in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares voted by such Scheme Shareholders;

(b)	approval of the Special Resolution necessary to implement the Scheme, to be proposed at the General Meeting, by at least 75 per cent. of the votes cast by ARM Shareholders in person or by proxy; and

(c)	sanction of the Scheme by the Court and the delivery of a copy of the Court Order to the Registrar of Companies.

10.	Offer-related arrangements

10.1	Confidentiality Agreement

SoftBank and ARM have entered into a confidentiality agreement dated 14 July 2016 pursuant to which SoftBank has undertaken, amongst other things, to: (a) keep confidential information relating to the Acquisition and ARM and not to disclose it to third parties (other than certain permitted parties) unless required by law or regulation; and (b) use the confidential information only in connection with the acquisition of the whole of the issued and to be issued share capital of ARM.

10.2	Co-operation Agreement

Pursuant to the Co-operation Agreement, SoftBank has agreed to co-operate with ARM to take all such steps as are reasonably necessary to implement the Acquisition in substantially the form contemplated by the Rule 2.7 Announcement.

SoftBank and ARM have agreed to certain undertakings to co-operate and provide each other with reasonable information and, subject to ARM complying in all material respects with its obligations to provide such information and assistance as SoftBank may reasonably require, SoftBank has agreed to take all steps necessary in order to obtain all relevant consents, approvals, clearances, permissions, waivers and/or filings in relation to regulatory clearances and authorisations. SoftBank has also agreed to provide ARM with reasonable information, assistance and access for the preparation of the key shareholder documentation. In addition, the Co-operation Agreement provided that SoftBank would, as soon as practicable after the date thereof and in any event by no later than the date of this document, subject to the consent of the Panel, make and publish the Post-Offer Undertakings. SoftBank was required to take all such steps as are necessary for these purposes in order to obtain the Panel’s consent to the making of the Post-Offer Undertakings. The Co-operation Agreement also contains provisions that will apply in respect of the ARM Share Schemes, directors’ and officers’ insurance and certain other arrangements related to employees, as well as provisions which pertain to SoftBank and ARM’s agreement in relation to the payment of the Dividend and any Ordinary Course Dividends.

SoftBank has the right to terminate the Co-operation Agreement following any withdrawal, or other modification that is adverse to SoftBank, of the Board of ARM’s recommendation of the Scheme. The Co-operation Agreement will also terminate if, amongst other things: (i) the Scheme is not approved by the requisite majority of ARM Shareholders at the Court Meeting or the Special Resolution is not passed by the requisite majority of ARM Shareholders at the General Meeting and, within two Business Days of a request from SoftBank, ARM fails to give its consent to implement the Acquisition by way of the Takeover Offer rather than the Scheme; (ii) the Scheme is withdrawn or lapses in accordance with its terms prior to 17 November 2016 (other than where: (A) such lapse or withdrawal is in connection with SoftBank electing, with the consent of the Panel and the prior written consent of ARM, to implement the Acquisition by way of a Takeover Offer rather than the Scheme; or (B) (unless such lapse or withdrawal is as a result of any of Conditions 2.1 to 2.3 of Part A of Appendix 1 to the Rule 2.7 Announcement being invoked by SoftBank) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the Code made by SoftBank or a person acting in concert with SoftBank to implement the Acquisition by a different offer or scheme on substantially the same or improved terms); or (iii) the Effective Date has not occurred by 17 November 2016.

11.	Cancellation of listing of ARM Shares and ARM ADSs

It is intended that dealings in ARM Shares will be suspended at 6.00 p.m. on the Business Day after the Court Hearing. No transfers of ARM Shares will be registered after 6.00 p.m. on that date. It is further intended that, prior to the Scheme becoming effective, an application will be made by ARM to the London Stock Exchange for the cancellation of the trading of ARM Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of ARM Shares on the Official List, in each case to take effect on or shortly after the Effective Date.

Share certificates in respect of the ARM Shares will cease to be valid from the Effective Date. In addition, entitlements to the ARM Shares held within the CREST system will be disabled from the Scheme Record Time and expired and removed soon thereafter.

It is intended that, following the Effective Date, ARM’s ADS programme be terminated and that applications be made to delist the ARM ADSs from NASDAQ and terminate ARM’s registration with the SEC (please refer to the “Expected Timetable of Principal Events”).

It is also intended that, following the Effective Date, ARM will be re-registered as a private company under the provisions of the Companies Act.

12.	Settlement

Subject to the Scheme becoming Effective, settlement of the consideration to which any holder of Scheme Shares on the register of members as at the Scheme Record Time is entitled will be effected as soon as practicable and in any event not later than 14 days after the Effective Date in the manner set out below.

12.1	Consideration where Scheme Shares are held in uncertificated form (that is, in CREST)

Where, immediately prior to the Scheme Record Time, a holder of Scheme Shares holds such shares in uncertificated form, settlement of cash consideration will be effected through CREST by the creation of an assured payment obligation in favour of the appropriate CREST account through which the relevant ARM Shareholder holds such uncertificated shares in respect of the cash consideration due to such holder in accordance with the terms of the Scheme.

Notwithstanding the above, SoftBank reserves the right to settle all or part of such consideration in the manner set out in paragraph 12.2 below if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this paragraph 12.1.

12.2	Consideration where Scheme Shares are held in certificated form

Where, immediately prior to the Scheme Record Time, a holder of Scheme Shares holds such shares in certificated form, settlement of the cash consideration due pursuant to the Scheme will be effected by cheque. All cheques will be in pounds sterling drawn on the branch of a UK clearing bank. Payments made by cheque will be payable to the ARM Shareholder(s) concerned. Payments will not be sent via CHAPS or BACS.

Cheques will be despatched by first class post to the address appearing on the ARM share register at the Scheme Record Time (or, in the case of joint holders, to the address of that joint holder whose name stands first in the said register in respect of such joint holding).

Every holder of ARM Shares will be bound at the request of ARM to deliver up to ARM the existing certificate(s) or to destroy the certificate(s).

12.3	General

All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

Save with the consent of the Panel, settlement of the consideration to which any ARM Shareholder on the register of members as at the Scheme Record Time is entitled under the Scheme will be implemented in full in accordance with the terms set out in this Part II without regard to any lien, right of set off, counterclaim or analogous right to which SoftBank may otherwise be, or claim to be, entitled against any ARM Shareholder.

ARM ADS Holders should refer to Part VII of this document for information regarding settlement of the consideration as it applies to ARM ADSs.

12.4	Dividends

Please refer to paragraph 2 of this Part II for further information on the Dividend and Ordinary Course Dividends.

13.	Taxation

ARM Shareholders should read Part VI of this document which contains a general description of the United Kingdom and the United States tax consequences of the Acquisition. If they are in any doubt as to their tax position, they should contact their professional adviser immediately.

ARM Shareholders who are or may be subject to tax outside the United Kingdom or the United States should consult an appropriately qualified independent professional adviser as to the tax consequences of the Acquisition.

14.	Overseas Shareholders

14.1	General

The availability of the Scheme and the Acquisition to Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Overseas Shareholders should inform themselves about and should observe any applicable legal or regulatory requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full compliance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, registration, transfer or other taxes due in such jurisdiction. Holders who are in doubt about such matters should consult an appropriate professional adviser in the relevant jurisdiction without delay.

The release, publication or distribution of this document and/or any accompanying documents in or into or from jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the UK to vote their ARM Shares with respect to the Scheme at the Meetings, or to appoint another person as proxy to vote at the Meetings on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This document and any accompanying documents have been prepared for the purpose of complying with English law, the Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of any formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

14.2	UK taxation of certain overseas shareholders

The comments below are based on current UK legislation and what is understood to be HMRC practice, both of which are subject to change, possibly with retrospective effect. They further assume that the current Finance Bill, as ordered to be printed on 7 July 2016, will be enacted without amendment.

IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION, AND IN PARTICULAR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED

KINGDOM, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

References below to Non-UK Holders are to ARM Shareholders who are not resident for tax purposes in the United Kingdom, have not within the past five years been resident or ordinarily resident for tax purposes in the United Kingdom and are not carrying on a trade (or profession or vocation) in the United Kingdom.

Non-UK Holders should not generally be subject to UK capital gains tax on any transfer of their ARM Shares under the Scheme (though they may be subject to foreign taxation, depending on their personal circumstances). No UK stamp duty or SDRT should be payable by Non-UK Holders on the transfer of their ARM Shares under the Scheme.

15.	Further information

The terms of the Scheme are set out in full in Part IV of this document. Your attention is also drawn to the further information contained in this document, all of which forms part of this Explanatory Statement, and, in particular, to the Conditions set out in Part A of Part III, and the additional information set out in Part VIII of this document.

16.	Action to be taken

Sending Forms of Proxy by post or by hand

ARM Shareholders will receive a blue Form of Proxy for the Court Meeting and a yellow Form of Proxy for the General Meeting. Please complete and sign the Forms of Proxy in accordance with the instructions printed on them and return them, either (i) by post or (ii) during normal business hours only, by hand to ARM’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing BN99 6DA so as to be received as soon as possible and, in any event, not later than 10.00 a.m. and 10.15 a.m., respectively on 25 August 2016 (or, in the case of adjournment(s), not later than 48 hours (excluding non-working days) before the time fixed for the adjourned Meeting(s)). If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to a representative of Equiniti or to the Chairman of the Court Meeting before the start of that Meeting. However, in the case of the General Meeting, the yellow Form of Proxy must be received by the time mentioned above, or it will be invalid.

ARM Shareholders are entitled to appoint a proxy in respect of some or all of their ARM Shares and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. ARM Shareholders who wish to appoint more than one proxy in respect of their holding of ARM Shares should contact Equiniti for further Forms of Proxy or photocopy the Forms of Proxy as required.

Completion and return of a Form of Proxy, or the appointment of a proxy electronically using CREST (or any other procedure described below), will not prevent you from attending, speaking and voting in person at either the Court Meeting or the General Meeting, or any adjournment thereof, if you wish and are entitled to do so.

Electronic appointment of proxies through CREST

If you hold ARM Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Meetings (or any adjourned Meeting) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual (please also refer to the accompanying notes to the notices of Meetings set out in Part X and Part XI of this document). CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy), must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) not less than 48 hours (excluding non-working days) before the time fixed for the Court Meeting or General Meeting (or adjourned Meeting), as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

ARM may treat as invalid a CREST Proxy Instruction in the circumstances set out in the CREST Regulations.

Online appointment of proxies

As an alternative to completing and returning the printed Forms of Proxy, ARM Shareholders entitled to attend and vote at the Meetings may appoint a proxy electronically by logging on to the following website: www.Sharevote.co.uk and entering the voting ID, task ID and shareholder reference number shown on their Forms of Proxy. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than 10.00 a.m. (London time) on 25 August 2016 for the Court Meeting and 10.15 a.m. London time on 25 August 2016 for the General Meeting (or, in the case of adjournment(s), not later than 48 hours (excluding non-working days) before the time fixed for the adjourned Meeting(s)). Full details of the procedure to be followed to appoint a proxy electronically are given on the website.

In the case of the Court Meeting only, if you have not appointed a proxy electronically by such time you may complete the blue Form of Proxy and hand it to a representative of Equiniti, on behalf of the Chairman of the Court Meeting or to the Chairman of the Court Meeting, before the start of that Meeting.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the ARM Shareholders. You are therefore strongly advised to sign and return your blue Form of Proxy or appoint a proxy electronically or, if applicable, sign and return your ADS Voting Card, for the Court Meeting as soon as possible. The completion and return of the Forms of Proxy or the ADS Voting Card (as applicable) will not prevent you from attending, voting and speaking at either the

Court Meeting or the General Meeting, or any adjournment thereof, in person if you are entitled and you wish to do so.

Shareholder Helpline and ARM ADS Holder Helpline

If you have any questions in relation to this document, the Meetings, or the completion and return of the Forms of Proxy, please telephone Equiniti between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 from within the UK or +44 121 415 0978 if calling from outside the UK. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Different charges may apply to calls from mobile telephones. Please note that calls may be recorded or monitored.

The helpline for registered ARM ADS Holders is available between 8.00 a.m. and 8.00 p.m. (New York time) on +1 888 269 2377 from within the US or +1 201 680 6825 if calling from outside the US.

Neither the ARM Shareholder Helpline nor the registered ARM ADS Holder Helpline can provide advice on the merits of the Acquisition nor give any financial, legal or tax advice.

Yours faithfully

Nick Harper
Managing Director
for and on behalf of Goldman Sachs International

Cyrus Kapadia
Managing Director

for and on behalf of Lazard & Co., Limited

Part III
CONDITIONS TO AND FURTHER TERMS OF THE
ACQUISITION AND THE SCHEME

Part A: Conditions to the Scheme and the Acquisition

1.	The Acquisition will be conditional upon the Scheme becoming unconditional and becoming Effective, subject to the provisions of the Code, by no later than 17 November 2016 or such later date (if any) as SoftBank and ARM may, with the consent of the Panel, agree and (if required) the Court may approve.

2.	The Scheme will be subject to the following conditions:

2.1	its approval by a majority in number of Scheme Shareholders who are on the register of members of ARM at the Voting Record Time, present and voting (and entitled to vote), whether in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares held by those Scheme Shareholders, at the Court Meeting (or any adjournment thereof, provided that the Court Meeting may not be adjourned beyond the 22nd day after 30 August 2016 (being the expected date of the Court Meeting), or such later date (if any) as SoftBank and ARM may agree and the Court may allow);

2.2	all resolutions in connection with or required to approve and implement the Scheme (including, without limitation, the Special Resolution) being duly passed by the requisite majority at the General Meeting (or any adjournment thereof, provided that the General Meeting may not be adjourned beyond the 22nd day after 30 August 2016 (being the expected date of the General Meeting), or such later date (if any) as SoftBank and ARM may agree and the Court may allow); and

2.3	the sanction (without modification or with modification on terms acceptable to SoftBank and ARM) of the Scheme by the Court, provided that the Court Hearing may not be adjourned beyond the 22nd day after 1 September 2016 (being the expected date of the Court Hearing), or such later date (if any) as SoftBank and ARM may agree and the Court may allow, and a copy of the Court Order being delivered for registration to the Registrar of Companies of England and Wales.

3.	ARM and SoftBank have agreed that, subject as stated below and to the requirements of the Panel, the Acquisition will also be conditional upon, and accordingly the necessary actions to make the Acquisition effective will only be taken on, the satisfaction or waiver of the following Conditions:

3.1	except as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider ARM Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Acquisition or the proposed acquisition of any shares or other securities in ARM by the SoftBank Group or because of a change in the control or management of ARM or any other member of the wider ARM Group or otherwise, would or might reasonably be expected to result (in each case to an extent which is material and adverse in the context of the wider ARM Group as a whole) in:

(a)	any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(b)	any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being, or becoming capable of being, terminated or adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken thereunder;

(c)	any material assets or interests of any such member being or falling to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member otherwise than: (i) in the ordinary course of business; or (ii) as may be required under the terms of the Co-operation Agreement;

(d)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (wherever arising or having arisen) being enforced or becoming enforceable otherwise than in the ordinary course of business;

(e)	the rights, liabilities, obligations or interests of any such member under any such agreement, arrangement, licence, permit or other instrument, or the interests or business of any such member in or with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or adversely affected;

(f)	the value of any such member or its financial or trading position being prejudiced or adversely affected;

(g)	any such member ceasing to be able to carry on business under any name under which it presently does so;

(h)	the creation of any liability, actual or contingent, by any such member or for which any such member may be responsible other than liabilities incurred in the ordinary course of business; or

(i)	the creation or acceleration of any liability to taxation of any such member other than liabilities incurred in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider ARM Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would result in or would reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (i) of this paragraph 3.1 (in each case to an extent which is material in the context of the wider ARM Group as a whole);

3.2	except as Disclosed, no member of the wider ARM Group having, since 31 December 2015:

(a)	save as between ARM and wholly-owned subsidiaries of ARM or for ARM Shares issued pursuant to the exercise of options, awards and other rights granted under the ARM Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

(b)	sold or transferred or agreed to sell or transfer any ARM Shares held by ARM as treasury shares except for the issue or transfer out of treasury of

ARM Shares on the exercise of employee share options or vesting of employee share awards;

(c)	save as between ARM and wholly-owned subsidiaries of ARM or for the grant of options, awards and other rights under the ARM Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible or exchangeable into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(d)	other than to another member of the ARM Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(e)	save for intra-ARM Group transactions, merged or demerged with any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, (i) other than in the ordinary course of business and (ii) to an extent which is material in the context of the wider ARM Group as a whole;

(f)	save for intra-ARM Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital, in each case, (i) other than in the ordinary course of business and (ii) to an extent which is material in the context of the wider ARM Group as a whole;

(g)	issued or authorised or proposed the issue of any debentures or (save for intra-ARM Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any guarantee or contingent liability, in each case, to an extent which is material in the context of the wider ARM Group as a whole;

(h)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital, in each case, to an extent which is material in the context of the wider ARM Group as a whole;

(i)	other than pursuant to the Acquisition (and except for transactions between ARM and its wholly-owned subsidiaries or between wholly-owned subsidiaries of ARM or in the ordinary course of business) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business, in each case, to an extent which is material in the context of the wider ARM Group as a whole;

(j)	entered into or materially changed the terms of any contract with any director or senior executive;

(k)	entered into or varied or authorised, proposed or announced its intention, other than in the ordinary course of business, to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which involves an obligation of such a nature or magnitude, and in each such case is or would be reasonably likely to be material in the context of the wider ARM Group;

(l)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened in writing against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(m)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally, in each case, to an extent which is material in the context of the wider ARM Group as a whole or ceased or threatened to cease carrying on all or a substantial part of its business;

(n)	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider ARM Group other than to a nature and extent which is normal in the context of the business concerned, to an extent which is or would be reasonably likely to be material in the context of the wider ARM Group as a whole;

(o)	otherwise than in respect of claims between ARM and its wholly-owned subsidiaries, waived or compromised any claim otherwise than in the ordinary course of business and in any case which is or would be reasonably likely to be material in the context of the wider ARM Group as a whole;

(p)	made any alteration to its memorandum or articles of association which is material in the context of the Scheme or the Acquisition or the acquisition by any member of the wider SoftBank Group of any shares or other securities in, or control of, ARM or any other member of the wider ARM Group;

(q)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the wider ARM Group, in each case, in a manner which is material in the context of the ARM Group taken as a whole; or

(r)	other than in the ordinary course of business, entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition, and, for the purposes of paragraphs (d), (e), (f) and (g) of this Condition, the term “ARM Group” shall mean ARM and its wholly-owned subsidiaries;

3.3	since 31 December 2015 and save as Disclosed:

(a)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the wider ARM Group taken as a whole;

(b)	(other than as a result of or in connection with the Acquisition) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider ARM Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any third party against or in respect of any member of the wider ARM Group having been instituted, announced or threatened in writing by or against or remaining outstanding in respect of any member of the wider ARM Group which in any such case would have or might reasonably be expected to have an adverse effect that is material in the context of the wider ARM Group as a whole;

(c)	(other than as a result of or in connection with the Acquisition) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the wider ARM Group which in any case would or might reasonably be expected to have a material adverse effect that is material in the context of the ARM Group taken as a whole;

(d)	no contingent or other liability having arisen which would have or would reasonably be expected to have a material adverse effect on the wider ARM Group as a whole;

(e)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider ARM Group which is necessary for the proper carrying on of its business and the absence of which in any case would have or would reasonably be expected to have a material adverse effect on the wider ARM Group as a whole; and

(f)	no member of the wider ARM Group having conducted its business in breach of any applicable laws and regulations which in any case is material in the context of the ARM Group taken as a whole;

3.4	save as Disclosed, SoftBank not having discovered:

(a)	that any financial, business or other information concerning the wider ARM Group as contained in the information publicly disclosed at any time prior to the date of the Rule 2.7 Announcement by or on behalf of any member of the wider ARM Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not materially misleading;

(b)	that any member of the wider ARM Group is subject to any liability (contingent or otherwise) which is material in the context of the ARM Group as a whole; or

(c)	any information which affects the import of any information disclosed at any time prior to the Rule 2.7 Announcement by or on behalf of any member of the wider ARM Group to any member of the wider SoftBank Group, in each case which is material in the context of the wider ARM Group as a whole; and

3.5	save as Disclosed, SoftBank not having discovered:

(a)	that any past or present member, director, officer or employee of the wider ARM Group or any person that performs or has performed services for or on behalf of the wider ARM Group is or has at any time engaged in any or has paid or agreed to pay any bribe including any “inducement fee” given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of the Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act 1977, as amended or any other anti-corruption legislation applicable to the wider ARM Group, in each case which is material in the context of the wider ARM Group as a whole;

(b)	any material asset of any member of the wider ARM Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition); or

(c)	that any past or present member, director, officer or employee of the wider ARM Group has engaged in any business with or made any investments in, or made any payments, funds or assets available, to or received any funds or assets from: (i) any government, entity or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or HM Treasury & Customs; or (ii) any government, entity or individual named by any of the economic sanctions of the United Nations or the European Union or any of their respective member states, in each case to an extent which is material in the context of the wider ARM Group as a whole.

4.	For the purposes of these Conditions:

4.1	“Disclosed” means (i) publicly announced in accordance with the Listing Rules or the Disclosure and Transparency Rules by ARM prior to the date of the Rule 2.7 Announcement; (ii) disclosed in the annual report and accounts of ARM for the financial year ended 31 December 2015; (iii) disclosed in the quarterly report of ARM for the three months ended 31 March 2016; (iv) disclosed in the Rule 2.7 Announcement; or (v) fairly disclosed prior to the date of the Rule 2.7 Announcement by or on behalf of ARM to SoftBank (or its respective officers, employees, agents or advisers in their capacity as such);

4.2	“Third Party” means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, authority (including any national or supranational anti trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other body or person whatsoever in any jurisdiction (including, for the avoidance of doubt, the Panel); and

4.3	the “wider ARM Group” means ARM and its subsidiary undertakings, associated undertakings and any other undertaking in which ARM and/or such undertakings (aggregating their interests) have a significant interest and the “wider SoftBank Group” means SoftBank and its subsidiary undertakings, associated undertakings and any other undertaking in which SoftBank and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act and “associated undertaking” has the meaning given to it by paragraph 19 of Schedule 6 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Companies Act).

Part B: FURTHER TERMS AND CONDITIONS

5.	The Scheme will not become Effective unless the Conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by SoftBank to be or remain satisfied by no later than the date referred to in Condition 1 (or such later date as SoftBank and ARM may, with the consent of the Panel, agree and (if required) the Court may allow).

6.	Subject to the requirements of the Panel, SoftBank reserves the right to waive, in whole or in part, all or any of the above Conditions, except Condition 2.

7.	Subject to paragraph 8 of this Part B, SoftBank undertakes that it will immediately before the Court Hearing provide notice in writing to ARM that either: (i) the Conditions (except Condition 2) have each been satisfied or that SoftBank has waived or treated as satisfied such Conditions; or (ii) it intends to invoke or treat as incapable of satisfaction each or any Condition, which will always be subject to the Panel’s consent.

8.	Subject to paragraph 9 of this Part B, SoftBank shall not be obliged: (i) to waive or treat as satisfied any Condition that SoftBank is entitled, with the permission of the Panel where required by the Code, to invoke; or (ii) where SoftBank has given notice to ARM that it considers it is or may be entitled to invoke a Condition, to waive or treat as satisfied any Condition before the date on which the Panel rules (or if any such ruling is capable to appeal, SoftBank confirms that it does not intend to appeal) that any such Condition may not be invoked.

9.	SoftBank may not invoke any of the Conditions as a result of: (A) any failure by SoftBank or ARM to (i) make any filing or application; (ii) obtain any authorisation, order, recognition, grant, consent, licence, confirmation, clearance, permission or approval from any Regulatory Authority; or (iii) comply with any statutory or regulatory obligation in any jurisdiction, in each case in respect of the Acquisition or its implementation and, in each case, unless such failure is as a result of a failure by ARM to comply with its relevant obligations as detailed in the Co-operation Agreement; or (B) any Regulatory Authority having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or having enacted, made or proposed any statute, regulation, decision or order, or having taken any other step under the laws of any jurisdiction in respect of the Acquisition, or any waiting or other applicable time period for any of the foregoing not having expired; or (C) any effects of or facts, matters, events or circumstances arising directly or indirectly as a result of any of the foregoing.

10.	SoftBank shall be entitled to implement the Acquisition by way of a Takeover Offer rather than the Scheme: (i) while the Co-operation Agreement is continuing, with the consent of the Panel and with the prior written consent of ARM; or (ii) after termination of the Co-operation Agreement, with the consent of the Panel only.

11.	If SoftBank is required by the Panel to make an offer for ARM Shares under the provisions of Rule 9 of the Code, SoftBank may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

12.	ARM Shares will be acquired by SoftBank fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them as at the date of the Rule 2.7 Announcement or subsequently attaching or accruing to them, including the right to receive and retain, in full, all dividends and other distributions (if any) paid or payable, or any other return of capital made, on or after the date of the Rule 2.7 Announcement, other than the Dividend and any Ordinary Course Dividends.

13.	If, after 18 July 2016, any dividend and/or other distribution and/or other return of capital (other than the Dividend and any Ordinary Course Dividends) is announced, declared or paid in respect of the ARM Shares, SoftBank reserves the right (without prejudice to any right of SoftBank to invoke Condition 3.2(d) in Part A of this Part III), to reduce the offer consideration for the ARM Shares by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid, in which case any reference in the Rule 2.7 Announcement or in this document to the offer consideration for the ARM Shares will be deemed to be a reference to such offer consideration as so reduced. If SoftBank exercises such right to reduce the offer consideration in accordance with this paragraph, the relevant eligible ARM Shareholders will be entitled to receive and retain such dividend and/or distribution and/or return of capital. To the extent that any such dividend and/or distribution and/or other return of capital is announced, declared or paid and it is: (i) transferred pursuant to the Acquisition on a basis which entitles SoftBank to receive the dividend or distribution and to retain it; or (ii) cancelled, the offer consideration will not be subject to change in accordance with this paragraph. Any exercise by SoftBank of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

14.	The Acquisition will be subject, inter alia, to the Conditions and certain further terms which are set out in this Part III, the rest of this document, those terms set out in the Co-operation Agreement and such further terms as may be required to comply with the Listing Rules and the provisions of the Code.

15.	Under Rule 13.5 of the Code, SoftBank may not invoke a Condition so as to cause the Acquisition not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to SoftBank in the context of the Acquisition. Conditions 1 and 2 are not subject to this provision of the Code.

16.	The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Further information in relation to Overseas Shareholders is contained in paragraph 14 of Part II of this document.

17.	This document and any rights or liabilities arising hereunder, the Acquisition, the Scheme, and proxies will be governed by English law and be subject to the exclusive jurisdiction of the courts of England and Wales. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.

Part IV
THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	No. 4155 of 2016
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF ARM HOLDINGS PLC

-AND-

IN THE MATTER OF THE COMPANIES ACT 2006

____________________

SCHEME OF ARRANGEMENT
(under Part 26 of the Companies Act 2006)

between

ARM HOLDINGS PLC (“ARM”)

and

THE HOLDERS OF ITS SCHEME SHARES

(as defined below)

____________________

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions have the following meanings:

“Acquisition”	the proposed acquisition of the issued and to be issued share capital of ARM by SoftBank, to be effected by the Scheme;

“ARM ADS”	an American depositary share representing three ARM Shares issued pursuant to the Deposit Agreement;

“ARM EEPs” “ARM ESPP”

the ARM Employee Equity Plan adopted by ARM in 2006 and updated in 2011, as amended from time to time and the ARM Employee Equity Plan adopted in 2016, as amended from time to time;

the ARM Employee Stock Purchase Plan, as amended from time to time;

“ARM Savings Related Share Option Schemes”	the ARM ESPP and the ARM SAYE Plan;

“ARM SAYE Plan”	the ARM Savings-Related Share Option Scheme 2007, as amended from time to time;

“ARM Shareholders”	holders of ARM Shares;

“ARM Share Schemes”	the ARM Savings Related Share Option Schemes, the ARM EEPs, the ARM 2013 Long Term Incentive Plan as amended from time to time, and the ARM Deferred Annual Bonus Plan as amended from time to time;

“ARM Shares”	ordinary shares of 0.05 pence each in the capital of the Company;

“Business Day”	any day (excluding any Saturday or Sunday or public or bank holiday) on which banks are open for business in London;

“certificated” or “in certificated form”	not in uncertificated form (that is, not in CREST);

“Companies Act”	the Companies Act 2006 (as amended, modified, consolidated, re-enacted or replaced from time to time);

“Company”	ARM Holdings plc, a company incorporated in England and Wales with registered number 02548782;

“Court”	the High Court of Justice in England and Wales;

“Court Hearing”	the hearing by the Court of the application to sanction the Scheme under Part 26 of the Companies Act;

“Court Meeting”	the meeting of Scheme Shareholders as at the Voting Record Time (including any adjournment thereof), convened with the permission of the Court under Part 26 of the Companies Act to consider and, if thought fit, to approve this Scheme (with or without modification);

“CREST”	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such Regulations) in accordance with which securities may be held and transferred in uncertificated form;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755) (as amended from time to time);

“Deposit Agreement”	the amended and restated deposit agreement effective as of 11 December 2007 between ARM, the Depositary and owners and beneficial owners of ARM ADSs, including Exhibit A thereto;

“Depositary”	The Bank of New York Mellon;

“Dividend”	an interim dividend of 3.78 pence per ARM Share, which dividend will be paid on the earlier in time to occur of (i) a date that is no more than seven Business Days after the Effective Date and (ii) 10 October 2016;

“Effective Date”	the date on which this Scheme becomes effective;

“Equiniti”	Equiniti Limited, the Company’s registrars;

“Euroclear”	Euroclear UK & Ireland Limited;

“Excluded Shares”	(i) any ARM Shares which are registered in the name of or beneficially owned by SoftBank or any subsidiary undertaking (as defined in the Companies Act) of SoftBank or any of their respective nominees; (ii) any ARM Shares represented by ARM ADSs which are registered in the name of or beneficially owned by SoftBank or any subsidiary undertaking (as defined in the Companies Act) of SoftBank or any of their respective nominees and (iii) any ARM Shares held in treasury by ARM;

“Explanatory Statement”	means the statement in compliance with section 897 of the Companies Act, as set out in Part II of the Scheme Circular;

“holder” “Latest Practicable Date” “Ordinary Course Dividends”

registered holder and includes any person entitled by transmission;

close of business on 29 July 2016, being the latest practicable date before publication of the Scheme Circular;

any future dividends of the Company in the ordinary course with a record date prior to the Effective Date;

“Panel”	the Panel on Takeovers and Mergers;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition which ARM and SoftBank agree and which is approved or imposed by the Court;

“Scheme Circular”	the circular to the ARM Shareholders published by the Company in connection with this Scheme;

“Scheme Record Time”	6.00 p.m. (London time) on the Business Day immediately following the date of the Court Hearing or such later time as the Company and SoftBank may agree;

“Scheme Shareholder”	a holder of Scheme Shares;

“Scheme Shares”	the ARM Shares:

(i) in issue at the date of the Scheme Circular;

(ii)        (if any) issued after the date of the Scheme Circular but before the Voting Record Time; and

(iii)        (if any) issued at or after the Voting Record Time and before the Scheme Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by the Scheme, in each case remaining in issue at the Scheme Record Time, but excluding any Excluded Shares at any relevant date or time;

“SoftBank”	SoftBank Group Corp.;

“SoftBank Group”	SoftBank and its subsidiaries and subsidiary undertakings;

“subsidiary”	has the meaning given in section 1159 of the Companies Act;

“subsidiary undertaking”	has the meaning given in section 1162 of the Companies Act;

“uncertificated” or “in uncertificated form”	recorded on the relevant register as being held in uncertificated form and title to which may, by virtue of the CREST Regulations, be transferred by means of CREST; and

“Voting Record Time”	6.30 p.m. (London time) on the day which is two days (excluding non-working days) prior to the date of the Court Meeting or any adjournment thereof (as the case may be),

and references to paragraphs are to paragraphs of this Scheme.

(B)	As at the Latest Practicable Date, the issued ordinary share capital of the Company was £703,670.10 divided into 1,407,340,208 ordinary shares of 0.05 pence each all of which are credited as fully paid net of 5,868,921 of which were held in treasury.

(C)	As at the Latest Practicable Date, options and awards to acquire up to 29,359,975 ARM Shares have been granted pursuant to the ARM Share Schemes.

(D)	As at 30 June 2016, the issued ordinary share capital of SoftBank was divided into 1,200,660,365 ordinary shares, having no par value, all of which were credited as fully paid up, and 68,359,541 of which were held in treasury.

(E)	As at the Latest Practicable Date, SoftBank Group held 10,301,352 ARM Shares and 3,360,001 ARM ADSs.

(F)	SoftBank has agreed to appear by Counsel at the hearing to sanction this Scheme and to submit to be bound by and undertake to the Court to be bound by this Scheme and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Transfer of scheme shares

(a)	On the Effective Date, SoftBank (or such of its nominee(s) as are agreed between SoftBank and the Company) shall acquire all of the Scheme Shares, fully paid-up with full title guarantee, and free from all liens, equities, charges, encumbrances and other interests.

(b)	For such purposes, the Scheme Shares shall be transferred to SoftBank (or such of its nominee(s) as are agreed between SoftBank and the Company) and to give effect to such transfers any person may be appointed by the Company as attorney and/or agent and/or otherwise and shall be authorised as such attorney and/or agent and/or otherwise on behalf of the relevant holder of Scheme Shares to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer (whether as a deed or otherwise) of such Scheme Shares and every form, instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

(c)	Pending the transfer of the Scheme Shares pursuant to clause 1(b), each Scheme Shareholder irrevocably appoints SoftBank and/or its nominee(s) as its attorney and/or agent and/or otherwise to exercise on its behalf (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to its Scheme Shares and any or all rights and privileges attaching to its Scheme Shares, to sign any consent to short notice of a general or separate class meeting and to execute a form of proxy in respect of its Scheme Shares appointing any person nominated by SoftBank to attend general and separate class meetings of the Company and authorises the Company to send to SoftBank any notice, circular, warrant or other document or communication which may be required to be sent to it as a member of the Company, such that from the Effective Date, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares.

2.	Consideration for the transfer of Scheme Shares

(a)	In consideration of the transfer of each Scheme Share to SoftBank, SoftBank shall, subject to the remaining provisions of this Scheme pay or procure that there shall be paid to or for the account of each Scheme Shareholder (as appearing in the register of members of ARM at the Scheme Record Time) 1,700 pence in cash per Scheme Share held at the Scheme Record Time.

(b)	If, after 18 July 2016 and prior to the Effective Date, any dividend and/or other distribution and/or other return of capital (other than the Dividend and any Ordinary Course Dividends) is announced, declared or paid in respect of the ARM Shares, SoftBank reserves the right to reduce the offer consideration for the ARM Shares by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid, in which case any reference in this Scheme to the offer consideration for the ARM Shares will be deemed to be a reference to such offer consideration as so reduced. If SoftBank exercises such right to reduce the offer consideration in accordance with this paragraph, the relevant eligible ARM Shareholders will be entitled to receive and retain such dividend and/or distribution and/or return of capital. To the extent that any such dividend and/or distribution and/or other return of capital is announced, declared or paid and it is: (i) transferred pursuant to the Acquisition on a basis which entitles SoftBank to receive the dividend or distribution and to retain it; or (ii) cancelled, the offer consideration will not be subject to change in accordance with this paragraph. Any exercise by SoftBank of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

3.	Settlement

(a)	Settlement shall be effected as follows:

(i)	where, immediately prior to the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement of any cash consideration to which the Scheme Shareholder is entitled shall be settled by or on behalf of SoftBank by cheque. SoftBank shall despatch or procure the despatch of cheques as soon as practicable after the Effective Date, and in any event within 14 days of the Effective Date; and

(ii)	where, immediately prior to the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form, settlement of any cash consideration to which the Scheme Shareholder is entitled shall be paid by means of CREST by SoftBank or its agent procuring that Euroclear is instructed to create an assured payment obligation in favour of the Scheme Shareholder’s payment bank in respect of the cash consideration due to them as soon as practicable after the Effective Date, and in any event within 14 days of the Effective Date, in accordance with the CREST assured payment arrangements, provided that SoftBank reserves the right to make such payment by cheque as set out in paragraph 3(a)(i) if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this paragraph 3(a)(ii).

(b)	As from the Scheme Record Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course.

(c)	All deliveries of notices, certificates, statements of entitlement and/or cheques required to be made under this Scheme shall be made by sending the same by first class post or by international standard post, if overseas (or by such other method as may be approved by the Panel), addressed to the person entitled thereto, to the address appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time.

(d)	All cheques shall be in pounds sterling and drawn on a United Kingdom clearing bank and shall be made payable to the Scheme Shareholder concerned or, in the case of joint holders, to that joint holder whose name stands first in the register of members of the Company in respect of such joint holding at the Scheme Record Time and the encashment of any such cheque or the creation of any such assured payment obligation as is referred to in paragraph 3(a)(i) and paragraph 3(a)(ii) shall be a complete discharge to SoftBank for the moneys represented thereby.

(e)	None of the Company, SoftBank or their respective agents or nominees shall be responsible for any loss or delay in the transmission of the statements of entitlement or cheques sent to Scheme Shareholders in accordance with this paragraph 3, which shall be posted at the risk of the Scheme Shareholder concerned.

4.	Certificates in respect of Scheme Shares and cancellation of CREST entitlements

With effect from the Effective Date:

(a)	all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder thereof shall be bound at the request of the Company to deliver up such certificates(s) to the Company or to destroy the same;

(b)	Euroclear shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form;

(c)	following the cancellation of the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form, Equiniti shall be authorised to rematerialise entitlements to such Scheme Shares; and

(d)	subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with paragraph 1(b) and the payment of any UK stamp duty thereon, appropriate entries will be made in the register of members of the Company to reflect the transfer of the Scheme Shares to SoftBank and/or its nominee(s).

5.	Mandates

All mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid. The Company may, after the Scheme has become effective and notwithstanding the transfer of the Scheme Shares to SoftBank (and/or its nominees) pay: (a) the Dividend to holders of ARM Shares appearing in the register of members either at the Scheme Record Time or at such earlier record time or times as may be determined by the directors of the Company and (b) any Ordinary Course Dividends where the record date for such dividend is prior to the Effective Date, in each case as explained in the Explanatory Statement which was circulated with this Scheme.

6.	Effective time

(a)	This Scheme shall become effective as soon as a copy of the order of the Court under Part 26 of the Companies Act sanctioning the Scheme shall have been delivered to the Registrar of Companies.

(b)	Unless this Scheme has become effective on or before 17 November 2016 or such later date, if any, as the Company and SoftBank may agree (with the Panel’s consent) and the Court may allow, this Scheme shall never become effective.

7.	Modification

The Company and SoftBank may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

8.	Governing Law

This Scheme is governed by English law and is subject to the exclusive jurisdiction of the English courts. The rules of the City Code on Takeovers and Mergers apply to this Scheme.

3 August 2016

Part V
FINANCIAL AND RATINGS INFORMATION

Part A: Financial Information Relating to ARM

The following sets out financial information in respect of ARM as required by Rule 24.3 of the Code. The documents referred to below, the contents of which have previously been announced through a Regulatory Information Service, are incorporated into this document by reference pursuant to Rule 24.15 of the Code:

•	the audited accounts of ARM for the financial year ended 31 December 2014 are set out on pages 68 to 124 (both inclusive) in ARM’s governance and financial report for the financial year ended 31 December 2014 available from ARM’s website at www.arm.com; and

•	the audited accounts of ARM for the financial year ended 31 December 2015 are set out on pages 56 to 100 (both inclusive) in ARM’s governance and financial report for the financial year ended on 31 December 2015 available from ARM’s website at www.arm.com; and

•	copies of any interim statements and preliminary announcements made by ARM since the date of its last published audited accounts, including ARM’s Q2 2016 Results released on 27 July 2016, available from ARM’s website at www.arm.com.

Part B: ARM Ratings Information

ARM is currently not rated by any credit rating agency.

Part C: Financial Information Relating to SoftBank

The following sets out the financial information in respect of SoftBank required by Rule 24.3 of the Code. The documents referred to below are incorporated into this document by reference pursuant to Rule 24.15 of the Code:

•	the audited accounts of SoftBank for the financial year ended 31 March 2015 are set out on pages 91 to 191 (both inclusive) of SoftBank’s annual report for the financial year ended 31 March 2015 available from SoftBank’s website, www.softbank.jp/en/corp/irinfo/financials/annual_reports/; and

•	the audited accounts of SoftBank for the financial year ended 31 March 2016 are set out on pages 72 to 166 (both inclusive) of SoftBank’s annual report for the financial year ended on 31 March 2016 available from SoftBank’s website, www.softbank.jp/en/corp/irinfo/financials/annual_reports/;

•	copies of any interim statements and preliminary announcements made by SoftBank since the date of its last published audited accounts, including SoftBank Group’s unaudited financial statements for the quarter ended 30 June 2016 released on 28 July 2016, available from SoftBank’s website at www.softbank.jp/en/corp/irinfo /financials/financial_reports/.

Part D: SoftBank Ratings Information

Prior to the commencement of the Offer Period, SoftBank had a rating of “BB+” with a “stable” outlook from Standard and Poor’s Rating Services’ (“S&P”). S&P has not changed these ratings as at the Latest Practicable Date.

Prior to the commencement of the Offer Period, SoftBank had a rating of “Ba1” with a “stable” outlook from Moody’s Japan K.K. (“Moody”). Moody has not changed these ratings as at the Latest Practicable Date.

Prior to the commencement of the Offer Period, SoftBank had a rating of “A–” with a “stable” outlook from Japan Credit Rating Agency, Ltd. (“JCR”). Following the commencement of the Offer Period, on 19 July 2016, JCR placed the ratings of SoftBank on “Credit Monitor with Negative direction”. JCR reported that while SoftBank has been improving its financial condition with the sale of investment assets, because the Acquisition involves quite a large sum of money, the risk of investment concentration cannot be ignored, even when compared to SoftBank’s equity capital. In addition, an increase in net interest-bearing debt could also weaken SoftBank’s financial indicators. JCR reported that, while SoftBank expects diverse effects of the Acquisition, their feasibility is uncertain in many respects at this point. As a result, JCR reported that it intends to closely examine the effects of the Acquisition, impacts on the earnings and financial structure, financing method, etc. before removing Credit Monitor from the ratings. As at the Latest Practicable Date, JCR has not issued any further relevant report.

No incorporation of website information

Save as expressly referred to herein, neither the content of ARM’s or SoftBank’s websites, nor the content of any website accessible from hyperlinks on ARM’s or SoftBank’s websites, is incorporated into, or forms part of, this document.

Part VI
TAXATION

1.             UK TAXATION

The comments set out below summarise certain limited aspects of the UK taxation treatment of ARM Shareholders under the Scheme and do not purport to be a complete analysis of all tax considerations relating to the Scheme. They are based on current UK legislation and what is understood to be current HMRC practice, both of which are subject to change, possibly with retrospective effect. They further assume that the current Finance Bill, as ordered to be printed on 7 July 2016, will be enacted without amendment.

The comments in this Part VI are intended as a general guide and do not deal with certain categories of ARM Shareholder such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their ARM Shares by reason of their office or employment or as holding their ARM Shares as carried interest, collective investment schemes and insurance companies.

References below to UK Holders are to ARM Shareholders who are resident for tax purposes in (and only in) the United Kingdom and, in the case of individuals, domiciled for tax purposes in (and only in) the United Kingdom to whom ''split year'' treatment does not apply, who hold their ARM Shares as an investment (other than under an individual savings account or a self-invested personal pension) and who are the absolute beneficial owners of their ARM Shares.

Overseas holders of ARM Shares are referred to paragraph 14.2 of Part II of this document, which summarises certain UK tax consequences of the Scheme for such holders.

IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION, AND IN PARTICULAR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISOR IMMEDIATELY.

UK taxation of chargeable gains

The transfer of ARM Shares under the Scheme in return for cash should be treated as a disposal of the UK Holder's ARM Shares for the purposes of UK capital gains tax (CGT) or corporation tax on chargeable gains (as applicable) and therefore may, depending on the UK Holder's particular circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to UK tax on chargeable gains or, alternatively, an allowable capital loss.

Individual ARM Shareholders

Subject to available reliefs or allowances, gains arising on a disposal of ARM Shares by an individual UK Holder will be subject to CGT at the rate of 10 per cent. except to the extent that the gain, when it is added to the UK Holder's other taxable income and gains in the relevant tax year, exceeds the upper limit of the income tax basic rate band (£43,000 for the 2016/17 tax year), in which case it will be taxed at the rate of 20 per cent.

The CGT annual exemption (£11,100 for 2016/17) may be available to individual UK Holders to offset against chargeable gains realised on the disposal of their ARM Shares.

Corporate ARM Shareholders

Subject to available reliefs or allowances, gains arising on a disposal of ARM Shares by a UK Holder within the charge to UK corporation tax will be taxed at a rate of 20 per cent. (assuming they arise in the 2016/17 tax year).

For UK Holders within the charge to UK corporation tax (but which do not qualify for the substantial shareholding exemption in respect of their ARM Shares), indexation allowance may be available in respect of the full period of ownership of the ARM Shares to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the disposal of their ARM Shares.

The substantial shareholding exemption may apply to exempt from corporation tax any gain arising to UK Holders within the charge to UK corporation tax where a number of conditions are satisfied, including that the corporate UK Holder has held not less than 10 per cent. of the ordinary issued share capital of ARM for a period of at least one year before the date of disposal.

UK stamp duty and stamp duty reserve tax (SDRT)

No UK stamp duty or SDRT should be payable by ARM Shareholders on the transfer of their ARM Shares under the Scheme.

2.             CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of certain US federal income tax consequences to the US Holders described below of the exchange of ARM Shares or ARM ADSs for cash under the Scheme. This discussion applies only to a US Holder that holds ARM Shares or ARM ADSs as capital assets for US federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax or Medicare contribution tax consequences, and tax consequences applicable to US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or certain traders in securities;

•	persons holding ARM Shares or ARM ADSs as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	tax-exempt entities, individual retirement accounts and Roth IRAs;

•	persons who acquired or received (or are entitled to acquire or receive) ARM Shares or ARM ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services;

•	persons that own or are deemed to own ARM Shares or ARM ADSs representing ten per cent. or more of our voting stock; or

•	persons holding ARM Shares or ARM ADSs in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for US federal income tax purposes owns ARM Shares or ARM ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ARM Shares or ARM ADSs and partners therein should consult their tax advisers as to the particular US federal income tax consequences applicable to them of disposing of ARM Shares or ARM ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. US Holders should consult their tax advisers concerning the US federal, state, local and non-US tax consequences of owning and disposing of ARM Shares or ARM ADSs in their particular circumstances.

For the purposes of this discussion, a “US Holder” is a beneficial owner of ARM Shares or ARM ADSs that is, for US federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or

•	a trust or estate the income of which is subject to US federal income tax regardless of its source.

Disposition of ARM Shares or ARM ADSs. The disposition of ARM Shares or interests in ARM Shares held via ARM ADSs under the Scheme will be a taxable transaction for US federal income tax purposes. A US Holder will recognise gain or loss on the disposition, equal to the difference between the amount of cash received and the US Holder’s adjusted tax basis in the ARM Shares or ARM ADSs disposed of, in each case as determined in US dollars. Subject to the discussion in “Passive Foreign Investment Company Rules” below, any gain or loss recognised will be capital gain or loss, and will be long-term capital gain or loss if the US Holder has held the ARM Shares or ARM ADSs for more than one year. The deductibility of capital losses is subject to limitations. Any gain or loss realised on the disposition of ARM Shares or ARM ADSs generally will be treated as arising from US sources.

US Holders should consult their tax advisers as to whether they will have any foreign currency gain or loss (taxable as ordinary US source income) upon conversion of pound sterling payments to US dollars by the US Holders (or by the Depositary in the case of US Holders of ARM ADSs).

Passive Foreign Investment Company Rules. As indicated on the Company’s annual reports on Form 20-F, the Company believes that it has not been a passive foreign investment company (a “PFIC”) for US federal income tax purposes for any taxable year since its ADSs were listed on NASDAQ, and the Company does not expect to be a PFIC for its current taxable year. However, since the Company’s PFIC status for any taxable year will depend upon the composition of its income and assets and the value of its assets, which will not be known until after the end of the year, there can be no assurance that the Company will not be a PFIC for the current or any future taxable year. If the Company were a PFIC for any taxable year during which a US Holder owned ARM Shares or ARM ADSs, any gain recognised by such US Holder on the sale of ARM Shares or ARM ADSs under the terms of the Acquisition would be allocated rateably over the US Holder’s holding period for the ARM Shares or ARM ADSs. The amounts allocated to the taxable year of the sale and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. US Holders should consult their tax advisers regarding the consequences of their disposition of ARM Shares or ARM ADSs if the Company were a PFIC for any year during which they owned ARM Shares or ARM ADSs, including the effect of any previous relevant elections that such US Holders may have made.

Information Reporting and Backup Withholding. Payments of the cash consideration for the ARM Shares or ARM ADSs that are made within the United States or through certain US or US-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is furnished in a timely fashion to the Internal Revenue Service.

Part VII
FURTHER INFORMATION FOR ARM ADS HOLDERS

(A)	The Acquisition

As each ARM ADS represents three ARM Shares, under the terms of the Acquisition, the Scheme becoming effective will result, in effect, in each ARM ADS Holder being entitled to 5,100 pence in cash for each ARM ADS to be settled in US Dollars in accordance with, and subject to the deductions more particularly described in, paragraph (D) below.

(B)	The Scheme

On the Effective Date, all the Scheme Shares as at the Scheme Record Time which are represented by the outstanding ARM ADSs will be transferred to SoftBank (or such of its nominee(s) as are agreed between SoftBank and ARM) in consideration for the cash consideration payable by or on behalf of SoftBank to the Depositary. ARM ADS Holders will receive their pro-rata share of the cash consideration through the settlement procedure described in paragraph (D) below.

(C)	Voting

ARM ADS Holders have been sent an ADS Voting Card. An ARM ADS Holder can vote, or direct the voting of, the ARM Shares represented by its ARM ADSs in a number of ways.

Voting via the Depositary. ARM ADS Holders as at the ARM ADS voting record time of 5.00 p.m. (New York time) on 19 July 2016 should, if they wish to direct the voting of the ARM Shares represented by their ARM ADSs via the Depositary (or its nominee) as its proxy, sign, complete and return the ADS Voting Card in accordance with the instructions printed thereon in order to instruct the Depositary how to vote the ARM Shares represented by their ARM ADSs on their behalf at the Court Meeting and the General Meeting. The ADS Voting Card should be returned by mail to Bank of New York Mellon, United States, as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 22 August 2016 or, if either the Court Meeting or the General Meeting is adjourned, such later date and time as may be notified by the Depositary, having consulted with ARM. Alternatively, ARM ADS Holders as at the ARM ADS voting record time of 5.00 p.m. (New York time) on 19 July 2016 may instruct the Depositary with voting instructions by internet or telephone, as set out in the instructions printed on the ADS Voting Card.

ARM ADS Holders who hold their ARM ADSs indirectly must follow the instructions from their custodian, broker or other agent through which they hold their ARM ADSs if they wish to give voting instructions to the Depositary. Providing voting instructions via a custodian, broker or other agent may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore you are encouraged to act as quickly as possible.

Following timely receipt of a signed and completed ADS Voting Card (or instructions by internet or telephone) from an ARM ADS Holder, the Depositary shall endeavour, insofar as practicable and permitted under the provisions of or governing the ARM Shares represented by ARM ADSs, to vote, or cause its nominee to vote (by means of the appointment of a proxy or otherwise) such ARM Shares represented by the ARM ADSs in respect of which instructions have been received in accordance with those instructions.

The Deposit Agreement provides that the Depositary will not exercise any voting discretion in respect of the ARM Shares represented by ARM ADSs. If the Depositary does not receive an ADS Voting Card (or instructions by internet or telephone) from an ARM ADS Holder prior to 5.00 p.m. (New York time) on 22 August 2016, then the Depositary will not vote the ARM Shares represented by the ARM ADSs of such ARM ADS Holder and, accordingly, such shares will not be represented by the Depositary or its nominee at the Court Meeting or the General Meeting and will not be voted at the Court Meeting or the General Meeting by the Depositary or its nominee.

Voting directly. The Depositary has irrevocably appointed each ARM ADS Holder who was registered as at the ARM ADS voting record time of 5.00 p.m. (New York Time) on 19 July 2016 to attend, vote, call for a poll or speak at the Court Meeting and/or the General Meeting in respect of the ARM Shares represented by such ARM ADS Holder’s ARM ADSs. The ADS Voting Card will, inter alia, evidence the ARM ADS Holder’s entitlement to attend, vote, call for a poll or speak at the Court Meeting and/or the General Meeting as the proxy of the Depositary with respect to the ARM Shares represented by such ARM ADS Holder’s ARM ADSs.

Accordingly, each such ARM ADS Holder (as the Depositary’s proxy in respect of such ARM ADS Holder’s ARM ADSs) is entitled to attend the Court Meeting and/or the General Meeting in person and to be present at the Court Hearings provided for under the Scheme, unless such ARM ADS Holder has appointed a substitute proxy as described herein.

Appointing an alternative proxy. The ADS Voting Card will also provide the ARM ADS Holder with the option to appoint any other person as its substitute proxy to attend, vote, speak or call for a poll at such meeting as the proxy of the Depositary with respect to the ARM Shares represented by such ARM ADS Holder’s ARM ADSs.

Cancellation of ARM ADSs so as to become an ARM Shareholder. ARM ADS Holders who wish to attend the Court Meeting and/or the General Meeting may also take steps to present their ARM ADSs to the Depositary for cancellation before 5.00 p.m., New York time, on 23 August 2016 (upon compliance with the terms of the Deposit Agreement, including payment of the Depositary’s fees and any applicable taxes and government charges) and take delivery of ARM Shares so as to become ARM Shareholders prior to the Voting Record Time.

ARM ADS Holders who take steps (as described in the paragraph above) to cancel their ARM ADSs on or before 5.00 p.m., New York time, on 23 August 2016 and become ARM Shareholders will have the right to attend the Court Hearing in person or be represented by counsel to support or oppose the sanctioning of the Scheme.

The Voting Record Time and the date of the relevant Court Hearing appear in the “Expected timetable of principal events” on page 13 of this document.

(D)	Settlement

On the Effective Date, Scheme Shares as at the Scheme Record Time represented by the ARM ADSs will be transferred to SoftBank (or such of its nominee(s) as are agreed between SoftBank and ARM). Within 14 days of the Effective Date, the Depositary will, in accordance with the terms of the Scheme, receive an amount in pounds sterling equal to the total amount payable in respect of all the Scheme Shares held by the Depositary at the Scheme Record Time. Such amount will be converted into US dollars by the Depositary pursuant to the terms and conditions of the Deposit Agreement. Once the Depositary has received the funds, each ARM ADS Holder will receive, upon surrender of its ARM ADSs to the Depositary, its pro rata portion in US dollars from the Depositary in accordance with the terms and conditions of the Deposit Agreement, net of any taxes, governmental charges, Depositary cancellation fee due from such holder to the Depositary and currency conversion expenses of the Depositary. The Depositary will deduct any such amounts from the cash consideration payable to each ARM ADS Holder. On the Effective Date, ARM will become wholly-owned by SoftBank and/or its nominee(s), and ARM ADSs will cease to represent any interest in ARM Shares. Registered holders of certificated ARM ADSs (that is, ARM ADSs that are evidenced by an ARM ADR) will receive letters of transmittal from the Depositary. Those holders must sign and return the letter of transmittal, together with their ARM ADRs, to receive their funds. Registered holders of uncertificated ARM ADSs (that is, ARM ADSs that are not evidenced by an ARM ADR) will automatically receive their funds and do not need to take any further action. Payments to registered holders of ARM ADSs will be made by cheques mailed by the Depositary.

Any ARM ADS Holders who hold their ARM ADSs indirectly through a bank, broker, or other securities financial intermediary or share plan administrator within a book-entry facility such as DTC, will receive credit of the funds to their account from their bank, broker or other securities financial intermediary or share plan administrator. The Depositary will remit the funds to each book-entry facility, net of taxes, governmental charges, Depositary cancellation fee due from such holders to the Depositary and currency conversion expenses of the Depositary, and the relevant book-entry facility will, in turn, credit the ARM ADS Holder’s bank, broker, financial intermediary or share plan administrator.

In addition, ARM ADS Holders as at close of business (New York time) on 8 September 2016, or at close of business (New York time) on the Business Day prior to the Effective Date if earlier, will be entitled to receive and retain an interim dividend of 3.78 pence per ARM Share represented by their ARM ADSs (the “ADS Dividend”) without any reduction of the offer consideration payable under the Acquisition. ARM ADS Holders will also be entitled to receive and retain any future dividends in the ordinary course, payable in respect of ARM Shares represented by their ARM ADSs, with a record date prior to the Effective Date (“ADS Ordinary Course Dividends”) without any reduction of the offer consideration payable under the Acquisition. If the Effective Date occurs before the record date of any ADS Ordinary Course Dividend, ARM ADS Holders will not be entitled to receive such dividend. The Depositary will itself receive an amount in pounds sterling equal to the total amount of the ADS Dividend or, as the case may be, ADS Ordinary Course Dividend payable in respect of all the ARM Shares held by the Depositary at the applicable record date. Such amount will be converted into US dollars by the Depositary pursuant to the terms and conditions of the Deposit Agreement. Once the Depositary has received the funds, each ARM ADS Holder will receive its pro rata portion in US dollars from the Depositary in accordance with the terms and conditions of the Deposit Agreement, net of any taxes, governmental charges, Depositary cancellation and cash distribution fees due from such holder to the Depositary and currency conversion expenses of the Depositary. The Depositary will deduct any such amounts from the relevant portion of the ADS Dividend or, as the case may be, ADS Ordinary Course Dividend payable to each ARM ADS Holder.

In order to avoid the application of US backup withholding on cash amounts paid to ARM ADS Holders (including non-US persons) who have not previously provided a duly completed IRS Form W-9 or W-8 to their brokers or the Depositary that remains valid at the time of payment, it is necessary for such holders to provide the Depositary with a properly completed IRS Form W-8 or Form W-9, as applicable, that establishes an exemption from backup withholding. For further information, please see ‘‘Certain US Federal Income Tax Considerations’’ in Part VI of this document. All ARM ADS Holders should consult their appropriate independent tax adviser to determine whether or not they are required to provide these forms. IRS Forms W-9 and W-8 are available on the IRS website at http://www.irs.gov.

ARM ADS Holders should note that they will receive cash consideration (and the ADS Dividend and any ADS Ordinary Course Dividend) converted into US dollars, net of any taxes, governmental charges, Depositary cancellation and, in respect of the ADS Dividend and any ADS Ordinary Course Dividends only, cash distribution fees due from such holder to the Depositary, and currency conversion expenses of the Depositary, in accordance with the terms of the Deposit Agreement. The Depositary will convert currency by sale or in any other manner it may determine. The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, adviser, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favourable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favourable to ARM ADS Holders, subject to the Depositary’s obligations under the Deposit Agreement. The methodology used to determine exchange rates in currency conversions is available upon request.

In addition, pursuant to the notice of termination (pursuant to the Deposit Agreement through which the ARM ADS programme is operated) which will be sent to ARM ADS Holders separately, the Deposit Agreement will be terminated. Such notice of termination will be conditional on the Scheme becoming Effective in accordance with its terms.

(E)	ARM ADS Holder Helpline

The helpline for registered ARM ADS Holders is available between 8.00 a.m. and 8.00 p.m. (New York time) on +1 888 269 2377 from within the US or +1 201 680 6825 if calling from outside the US.

Part VIII
ADDITIONAL INFORMATION

1.	Responsibility

1.1	The ARM Directors, whose names are set out in paragraph 2.1 of this Part VIII, accept responsibility for the information contained in this document, except for that information for which the SoftBank Directors accept responsibility in accordance with paragraph 1.2 below. To the best of the knowledge and belief of the ARM Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The SoftBank Directors, whose names are set out in paragraph 2.2 of this Part VIII, accept responsibility for the information contained in this document relating to the SoftBank Group and the SoftBank Directors, their close relatives, related trusts and other connected persons and persons acting in concert with SoftBank (as such term is used in the Code). To the best of the knowledge and belief of the SoftBank Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

2.1	The ARM Directors and their respective positions are as follows:

Director	Position
Stuart Chambers	Chairman
Simon Segars	Chief Executive
Chris Kennedy	Chief Financial Officer
Mike Muller	Chief Technology Officer
Andy Green	Senior Independent Non-Executive Director
Lawton Fitt Larry Hirst	Independent Non-Executive Director Independent Non-Executive Director
John Liu	Independent Non-Executive Director
Stephen Pusey	Independent Non-Executive Director
Janice Roberts	Independent Non-Executive Director

ARM’s registered office is at: 110 Fulbourn Road, Cambridge, Cambridgeshire, CB1 9NJ.

2.2	The SoftBank Directors and their respective positions are as follows:

Director	Position
Masayoshi Son	Chairman and Chief Executive Officer
Ken Miyauchi	Representative Director, President & Chief Operating Officer
Ronald D. Fisher	Director
Yun Ma	Director
Manabu Miyasaka	Director
Tadashi Yanai	External Director, Independent Officer
Shigenobu Nagamori	External Director, Independent Officer

SoftBank’s registered office is at: 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo 105-7303.

3.	Persons acting in concert

3.1	In addition to the ARM Directors (together with their close relatives and related trusts) and members of the ARM Group (and their related pension schemes), the persons who, for the purposes of the Code, are acting in concert with ARM in respect of the Acquisition and who are required to be disclosed are:

Name	Registered office	Relationship with ARM
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London, EC4A 2BB	Lead Financial Adviser
Lazard & Co., Limited	50 Stratton Street, London, W1J 8LL	Lead Financial Adviser
UBS Limited	1 Finsbury Avenue, London, EC2M 2PP	Financial Adviser and Joint Corporate Broker
Barclays	1 Churchill Place, London, E14 5HP	Joint Corporate Broker

3.2	In addition to the SoftBank Directors (together with their close relatives and related trusts) and members of the SoftBank Group (and their related pension schemes), the persons who, for the purposes of the Code, are acting in concert with SoftBank in respect of the Acquisition and who are required to be disclosed are:

Name	Registered office	Relationship with SoftBank
The Raine Group	810 Seventh Avenue, 39th Floor, New York, NY, 10019	Financial Adviser
Robey Warshaw LLP	31 St. James's Place, London, SW1A 1NR	Financial Adviser
Mizuho Securities Co., Ltd.	Otemachi First Square 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004	Financial Adviser

4.	Market quotations

4.1	The following table shows the Closing Price for ARM Shares on the London Stock Exchange on:

(a)	15 July 2016, being the last Business Day prior to the commencement of the Offer Period;

(b)	the first Business Day of each of the six months immediately before the date of this document; and

(c)	the Latest Practicable Date.

Date	ARM Share
(pence)
1 February 2016	1,011
1 March 2016	1,015

Date	ARM Share
(pence)
1 April 2016	1,026
3 May 2016	934
1 June 2016	978
1 July 2016	1,131
15 July 2016	1,189
Latest Practicable Date	1,672

5.	Interests and dealings in relevant securities

5.1	Definitions used in this section

For the purposes of this paragraph 5:

“acting in concert” with SoftBank or ARM, as the case may be, means any such person acting or deemed to be acting in concert with SoftBank or ARM, as the case may be, for the purposes of the Code;

“arrangement” includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing (other than irrevocable commitments and letters of intent to vote in favour of the Scheme and/or related resolutions);

“connected adviser” has the meaning given to it in the Code;

“connected person” in relation to a director of SoftBank or ARM includes: (a) such director’s spouse or civil partner and children or step-children under the age of 18; (b) the trustee(s) of any trust for the benefit of such director and/or any person mentioned in (a); (c) any company in which such director and/or any person mentioned in (a) or (b) is entitled to exercise or control the exercise of one-third or more of the voting power, or which is accustomed to act in accordance with the directions of such director or any such person; and (d) any other person whose interests in shares are taken to be interests of such director pursuant to Part 22 of the Companies Act;

“control” means an interest, or interests, in shares carrying in aggregate 30 per cent. or more of the voting rights (as defined in the Code) of a company, irrespective of whether such interest(s) give(s) de facto control;

“dealing” has the meaning given to it in the Code and “dealt” has the corresponding meaning;

“derivative” includes any financial product the value of which, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

“Disclosure Period” means the period commencing on 18 July 2015 (being the date 12 months prior to the date of commencement of the Offer Period) and ending on the Latest Practicable Date;

“exempt fund manager” and “exempt principal trader” have the meanings given to them in the Code;

“financial collateral arrangements” are arrangements of the kind referred to in Note 4 on Rule 4.6 of the Code;

“interest” in relevant securities has the meaning given to it in the Code;

“Latest Practicable Date” means the close of business on 29 July 2016, being the latest practicable date prior to the publication of this document;

“Note 11 arrangement” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing (other than irrevocable commitments and letters of intent to vote in favour of the Scheme and/or related resolutions, details of which are set out in paragraph 5 of this Part VIII);

“Offer Period” means in this context the period commencing on 18 July 2016 and ending on the Latest Practicable Date;

“relevant securities” means:

(a)	ARM Shares and any other securities of ARM which carry voting rights;

(b)	equity share capital of ARM; and

(c)	securities of ARM carrying conversion or subscription rights into any of the foregoing; and

“short position” means any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.

5.2	Interests in relevant securities of ARM

ARM

(a)	As at the Latest Practicable Date, the interests of the ARM Directors (and their close relatives, related trusts and connected persons) in ARM Shares (apart from options, which are described in paragraph (b) below) were as follows:

ARM Director	Number of ARM Shares	Percentage of ARM issued share capital (excluding treasury shares) (% to 3 d.p.)
Stuart Chambers	40,000	0.003
Simon Segars	668,432	0.047
Chris Kennedy	20,256	0.001
Mike Muller	1,236,000	0.088
Andy Green	5,250	0
Lawton Fitt	630[5]	0
Stephen Pusey	6,329	0
TOTAL	1,976,897	0.140

Name	Number of ARM Shares	Percentage of ARM issued share capital (excluding treasury shares) (% to 3 d.p.)
Michael Heal	1,300	0.000

5 Lawton Fitt holds 210 ARM ADSs which correspond to 630 ordinary ARM Shares.

Name	Number of ARM Shares	Percentage of ARM issued share capital (excluding treasury shares) (% to 3 d.p.)
J Muller and C Muller	100,000	0.007
Sarah and Amy Wehle	900	0.000
Tina Green	96	0.000
Joanne Segars	103	0.000
Terence George Segars	609	0.000

(b)	As at the Latest Practicable Date, the ARM Directors held the following outstanding options and awards over ARM Shares under the ARM Share Schemes:

Long Term Incentive Plan

ARM Director	Maximum number of ARM Shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Simon Segars	22,560	13 August 2013	8.865	0	13 August 2016
	215,540	8 February 2014	8.96	0	8 February 2017
	198,366	12 February 2015	10.87	0	12 February 2018
	254,448	11 February 2016	8.99	0	11 February 2019
Mike Muller	122,858	8 February 2014	8.99	0	8 February 2017
	104,310	12 February 2015	10.87	0	12 February 2018
	132,438	11 February 2016	8.99	0	11 February 2019
Chris Kennedy	55,822	12 November 2015	10.53	0	12 November 2018
	208,042	11 February 2016	8.99	0	11 February 2019

* Mid-market closing price on the day prior to the date of grant

Deferred Annual Bonus Scheme

ARM Director	Maximum number of ARM Shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Simon Segars	84,916	8 February 2014	8.96	0	8 February 2017
Mike Muller	63,003	8 February 2014	8.96	0	8 February 2017

* Mid-market closing price on the day prior to the date of grant

Restricted Share Awards under EEP

ARM Director	Maximum number of ARM Shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Chris Kennedy	22,554	12 November 2015	10.53	0	12 November 2016
	22,554	12 November 2015	10.53	0	12 November 2017
	22,554	12 November 2015	10.53	0	12 November 2018
	22,554	12 November 2015	10.53	0	12 November 2019

* Mid-market closing price on the day prior to the date of grant

Save As You Earn

ARM Director	ARM Shares granted	Date of grant	Share price at grant (£)*	Exercise price (£)	Date from which exercisable	Expiry date
Chris Kennedy	2,300	24 June 2016	9.78	7.8240	1 August 2021	1 February 2022

* Mid-market closing price on the day prior to the date of grant

(c)	As at the Latest Practicable Date, the interests of persons acting in concert with ARM in ARM Shares were as follows:

ARM SHARES

Name	Number of ARM securities	Interest in ARM issued share capital (excluding treasury shares) as at the Latest Practicable Date

Goldman Sachs Bank AG	26,520	0.00%

ARM ADSs

Name	Number of ARM securities	Interest in ARM issued share capital (excluding treasury shares) as at the Latest Practicable Date

Goldman, Sachs & Co.	504,543	0.04%

Goldman, Sachs & Co.	-659,238	-0.05%

Goldman Sachs Financial Markets L.P.	-118,800	-0.01%

ARM SWAP & CFD

Name	Number of ARM securities	Interest in ARM issued share capital (excluding treasury shares) as at the Latest Practicable Date

Goldman, Sachs & Co.	6,000	0.00%

ARM LISTED OPTIONS

Name	Number of ARM securities	Interest in ARM issued share capital (excluding treasury shares) as at the Latest Practicable Date	Type of ARM securities

Goldman, Sachs & Co.	121,800	0.01%	Call Option Long

Goldman, Sachs & Co.	-133,800	-0.01%	Call Option Short

Goldman, Sachs & Co.	-73,500	-0.01%	Put Option Long

Goldman, Sachs & Co.	102,000	0.01%	Put Option Short

SoftBank

(d)	As at the Latest Practicable Date, the interests of SoftBank and its subsidiaries in ARM Shares were as follows:

Name	Number of ARM Shares	Interest in ARM issued share capital (excluding treasury shares) as at the Latest Practicable Date

SoftBank Group Capital Europe Limited	10,301,352	0.732%

Name	Number of ARM Shares	Interest in ARM issued share capital (excluding treasury shares) as at the Latest Practicable Date

SoftBank Group Capital Europe Limited	10,080,003(1)	0.716%

TOTAL	20,381,355	1.448%
(1)	SoftBank Group Capital Europe Limited, a wholly owned subsidiary of SoftBank, has interests in 10,080,003 ARM Shares through its holding of 3,360,001 ARM ADSs. SoftBank Group Capital Europe Limited intends to present its ARM ADSs to the Depositary for cancellation in accordance with the terms of the Deposit Agreement, such that SoftBank Group Capital Europe Limited, or any other member(s) of the SoftBank Group or any of their respective nominees, becomes the registered holder of the ARM Shares represented by such ARM ADSs, prior to the Scheme Record Time.

(e)	As at the Latest Practicable Date, the interests of persons acting in concert with SoftBank in ARM Shares were as follows:

Name	Number of ARM Shares	Interest in existing issued share capital (excluding treasury shares)
The Raine Group	300,000(1)	0.021%

(1) Raine Liquid Master Fund LP, which is indirectly controlled by The Raine Group LLC (which also controls The Raine Group), held a short position in 100,000 ARM ADSs.

5.3	Dealings in relevant securities in ARM

ARM

(a)	During the Offer Period, the following dealings in ARM Shares by ARM Directors (and their close relatives, related trusts and connected persons) and persons acting in concert with ARM have taken place:

Name	Date(s)	Nature of dealings	Number of ARM Shares (or ARM Shares underlying ADSs)	Price
Goldman, Sachs & Co.	18 July 2016	Sale of ARM CFDs	19,308	66.170 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	300	65.305 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	19,200	65.305 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	300	65.305 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	18,900	65.315 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	382,803	65.290 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	300	65.305 USD

Name	Date(s)	Nature of dealings	Number of ARM Shares (or ARM Shares underlying ADSs)	Price
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	108	65.315 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	3,300	65.305 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	300	65.315 USD
Goldman, Sachs & Co.	19 July 2016	Purchase of ARM ADSs	42	65.305 USD
Goldman, Sachs & Co.	19 July 2016	Sale of ARM CFDs	2,523	65.290 USD
Goldman, Sachs & Co.	19 July 2016	Sale of ARM CFDs	19,851	65.290 USD
Goldman, Sachs & Co.	19 July 2016	Sale of ARM CFDs	362,952	65.290 USD
Goldman, Sachs & Co.	20 July 2016	Sale of ARM ADSs	300	66.060 USD
Goldman, Sachs & Co.	20 July 2016	Sale of ARM ADSs	300	66.090 USD
Goldman, Sachs & Co.	20 July 2016	Sale of ARM ADSs	300	66.050 USD
Goldman, Sachs & Co.	20 July 2016	Purchase of ARM ADSs	600	66.070 USD
Goldman, Sachs & Co.	20 July 2016	Purchase of ARM ADSs	300	66.090 USD
Goldman, Sachs & Co.	20 July 2016	Sale of ARM ADSs	300	66.050 USD
Goldman, Sachs & Co.	20 July 2016	Purchase of ARM ADSs	315	66.085 USD
Goldman, Sachs & Co.	20 July 2016	Sale of ARM ADSs	300	66.050 USD
Goldman, Sachs & Co.	20 July 2016	Sale of ARM ADSs	300	66.090 USD
Goldman, Sachs & Co.	20 July 2016	Purchase of ARM ADSs	3,918	66.300 USD
Goldman, Sachs & Co.	20 July 2016	Sale of ARM ADSs	144	66.050 USD

Name	Date(s)	Nature of dealings	Number of ARM Shares (or ARM Shares underlying ADSs)	Price
Goldman, Sachs & Co.	20 July 2016	Sale of ARM CFDs	3,918	66.300 USD
Goldman, Sachs & Co.	21 July 2016	Sale of ARM ADSs	396	66.190 USD
Goldman, Sachs & Co.	21 July 2016	Purchase of ARM ADSs	12,807	66.160 USD
Goldman, Sachs & Co.	21 July 2016	Sale of ARM ADSs	300	66.180 USD
Goldman, Sachs & Co.	21 July 2016	Sale of ARM ADSs	300	66.160 USD
Goldman, Sachs & Co.	21 July 2016	Sale of ARM ADSs	300	66.170 USD
Goldman, Sachs & Co.	21 July 2016	Sale of ARM CFDs	12,807	66.160 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	123	65.760 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	255	65.800 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	45	65.800 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.730 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.720 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.765 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	6	65.820 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.820 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.790 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.740 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	12	65.810 USD

Name	Date(s)	Nature of dealings	Number of ARM Shares (or ARM Shares underlying ADSs)	Price
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.710 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	159	65.800 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.790 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.800 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.810 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.730 USD
Goldman, Sachs & Co.	22 July 2016	Purchase of ARM ADSs	155,307	66.030 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	147	65.810 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	300	65.800 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM ADSs	141	65.810 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM CFDs	36,252	66.030 USD
Goldman, Sachs & Co.	22 July 2016	Sale of ARM CFDs	119,055	66.030 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.960 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	588	66.165 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	66.070 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	66.000 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.990 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.810 USD

Name	Date(s)	Nature of dealings	Number of ARM Shares (or ARM Shares underlying ADSs)	Price
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.800 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.910 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	66.010 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	66.160 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.920 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.820 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	66.250 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	12	65.920 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	66.170 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	66.250 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.840 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.890 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.760 USD
Goldman, Sachs & Co.	27 July 2016	Sale of ARM ADSs	300	65.920 USD
Goldman, Sachs & Co.	27 July 2016	Purchase of ARM CFDs	6,000	65.993 USD
Goldman, Sachs & Co.	29 July 2016	Sale of ARM ADSs	300	66.600 USD
Goldman, Sachs & Co.	29 July 2016	Sale of ARM ADSs	27	66.600 USD
Goldman, Sachs & Co.	29 July 2016	Sale of ARM ADSs	300	66.590 USD

Name	Date(s)	Nature of dealings	Number of ARM Shares (or ARM Shares underlying ADSs)	Price
Goldman, Sachs & Co.	29 July 2016	Sale of ARM ADSs	300	66.600 USD
Goldman, Sachs & Co.	29 July 2016	Sale of ARM ADSs	300	66.580 USD

SoftBank

(b)	During the Disclosure Period, the following dealings in ARM Shares by SoftBank and persons acting in concert with SoftBank have taken place:

(i)	SoftBank

SoftBank, through its wholly owned subsidiary SoftBank Group Capital Europe Limited, had the following dealings in ARM Shares and ARM ADSs:

Date	Number of ARM Shares purchased	Number of ARM ADSs purchased	Equivalent number of ARM Shares	Price per ARM Share (pence) or ARM ADS ($)	Equivalent price (pence) per ARM Share
13 June 2016	1,980,345	–	1,980,345	951 pence	951
13 June 2016	–	725,483	2,176,449	$41.00	1,029.6
14 June 2016	1,960,162	–	1,960,162	956 pence	956
14 June 2016	–	689,546	2,068,638	$40.97	1,028.8
15 June 2016	1,265,500	–	1,265,500	976 pence	976
15 June 2016	–	174,600	523,800	$41.60	1,044.6
16 June 2016	1,308,192	–	1,308,192	970 pence	970
16 June 2016	–	313,492	940,476	$41.25	1,035.9
17 June 2016	1,774,806	–	1,774,806	973 pence	973
17 June 2016	–	444,990	1,334,970	$41.79	1,049.4
20 June 2016	716,639	–	716,639	1,004 pence	1004
20 June 2016	–	542,609	1,627,827	$44.16	1,108.9
21 June 2016	1,295,708	–	1,295,708	1,010 pence	1,010
21 June 2016	–	469,281	1,407,843	$44.72	1,123.0
TOTAL	10,301,352	3,360,001	20,381,355

(ii)	Persons acting in concert with SoftBank

Raine Liquid Master Fund LP which is indirectly controlled by The Raine Group LLC (which also controls The Raine Group) had the following dealings in ARM ADSs:

Date(s)	Nature of dealings	Number of ARM ADSs	Equivalent number of ARM Shares	Price per ARM ADS ($)	Equivalent price (pence) per ARM Share
23 July 2015	Short sale	(12,000)	(36,000)	$47.40	1,190.3
31 July 2015	Short sale	(4,000)	(12,000)	$47.24	1,186.3
05 August 2015	Short sale	(1,000)	(3,000)	$44.52	1,118.0
14 October 2015	Short buy (cover)	9,000	27,000	$43.71	1,097.6
26 October 2015	Short sale	(4,000)	(12,000)	$48.26	1,211.9
28 October 2015	Short sale	(5,000)	(15,000)	$48.17	1,209.6
26 January 2016	Short sale	(5,000)	(15,000)	$43.34	1,088.3
26 January 2016	Short sale	(10,000)	(30,000)	$43.13	1,083.1
29 January 2016	Short sale	(10,000)	(30,000)	$41.89	1,051.9
09 February 2016	Short buy (cover)	10,000	30,000	$40.84	1,025.6
09 February 2016	Short buy (cover)	10,000	30,000	$40.82	1,025.1
11 February 2016	Short sale	(10,000)	(30,000)	$37.49	941.4
18 February 2016	Short sale	(5,000)	(15,000)	$40.20	1,009.5
18 February 2016	Short sale	(5,000)	(15,000)	$40.02	1,005.0
26 February 2016	Short sale	(10,000)	(30,000)	$40.61	1,019.8
20 April 2016	Short sale	(5,000)	(15,000)	$41.51	1,042.4
20 April 2016	Short sale	(5,000)	(15,000)	$41.77	1,048.9
26 April 2016	Short sale	(5,000)	(15,000)	$40.48	1,016.5
29 April 2016	Short sale	(5,000)	(15,000)	$41.11	1,032.3

5.4	Interests in relevant securities of SoftBank

Interests in SoftBank resulting in a potential direct or indirect interest of 5% or more in the entire issued share capital of ARM:

Name	Number of SoftBank Shares	Percentage of SoftBank’s existing issued share capital (excluding treasury shares)(1)
Masayoshi Son Capital Research and Management Company	281,062,908 60,657,834.5(2)	24.82% 5.36%

(1) Based on SoftBank’s outstanding share and treasury share figures as at 30 June 2016.

(2) As at 29 January 2016.

5.5	General

Save as disclosed in this document, as at the Latest Practicable Date:

(a)	no member of the SoftBank Group had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant ARM securities nor has any such person dealt in any relevant securities of ARM during the Disclosure Period;

(b)	none of the SoftBank Directors (and their close relatives, related trusts and connected persons) had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant ARM securities nor has any such person dealt in any relevant securities of ARM during the Disclosure Period;

(c)	no person deemed to be acting in concert with SoftBank had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant ARM securities nor has any such person dealt in any relevant securities of ARM during the Disclosure Period;

(d)	no person who has an arrangement with SoftBank had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant ARM securities nor has any such person dealt in any relevant securities of ARM during the Disclosure Period;

(e)	neither SoftBank, nor any person acting in concert with it, has any Note 11 arrangement with any other person;

(f)	neither SoftBank, nor any person acting in concert with it, has borrowed or lent any relevant ARM securities, save for any borrowed shares which have been either on-lent or sold;

(g)	no member of the ARM Group had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant SoftBank securities or relevant ARM securities nor has any such person dealt in any relevant securities of SoftBank or ARM during the Offer Period;

(h)	none of the ARM Directors (and their close relatives, related trusts and connected persons) had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant SoftBank securities or relevant ARM securities nor has any such person dealt in any relevant securities of SoftBank or ARM during the Offer Period;

(i)	no person deemed to be acting in concert with ARM had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant ARM securities nor has any such person dealt in any relevant securities of ARM during the Offer Period;

(j)	no person who has an arrangement with ARM had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant ARM securities nor has any such person dealt in any relevant securities of ARM during the Offer Period;

(k)	neither ARM, nor any person acting in concert with it, has any Note 11 arrangement with any other person; and

(l)	neither ARM, nor any person acting in concert with it, has borrowed or lent any relevant ARM securities, save for any borrowed shares which have been either on-lent or sold.

6.	Irrevocable undertakings

SoftBank has received irrevocable undertakings from those of the ARM Directors who hold ARM Shares to vote in favour of the Scheme in respect of their own beneficial holdings totalling 1,976,897 ARM Shares comprised as follows:

ARM Director	Number of ARM Shares
Andy Green	5,250
Chris Kennedy	20,256
Lawton Fitt	630[6]
Stephen Pusey	6,329
Mike Muller	1,236,000
Simon Segars	668,432
Stuart Chambers	40,000
TOTAL	1,976,897

These irrevocable undertakings will remain binding in the event that a higher competing offer for ARM is made and will cease to be binding only if:

(a)	SoftBank announces that it does not intend to proceed with the Acquisition (and no new, revised or replacement transaction is announced under Rule 2.7 of the Code at the same time);

(b)	the Scheme or Takeover Offer lapses or is withdrawn and no new, revised or replacement Scheme or Takeover Offer has been announced, in accordance with Rule 2.7 of the Code, in its place or is announced, in accordance with Rule 2.7 of the Code, within five Business Days of such lapse or withdrawal; or

(c) a competing offer is completed.

7.	Service contracts and letters of appointment of the ARM Directors

7.1	ARM Executive Directors

The ARM Executive Directors have entered into service agreements with the ARM Group as summarised below:

(a)	Mr Segars is engaged under a service agreement with ARM dated 17 July 2014 under which he receives an annual base salary of £610,000. He was appointed as Chief Executive Officer of ARM on 1 July 2013. Mr Kennedy is engaged under a

6 Lawton Fitt holds 210 ARM ADSs which correspond to 630 ordinary ARM Shares.

service agreement with ARM dated 17 January 2015 under which he receives an annual base salary of £498,750. He became Chief Financial Officer of ARM on 1 September 2015. Mr Muller is engaged under a service agreement with ARM Limited dated 31 January 1996 under which he receives an annual base salary of £317,500.

(b)	The ARM Group makes payments of 11% of base salary for Mr Segars and 10% of base salary for Mr Kennedy and Mr Muller either into a group personal pension plan, which is a money purchase scheme, or overseas equivalent, or as a cash allowance (subject to payroll deductions) for those in excess of the lifetime allowance applicable in the UK.

(c)	The benefits provided to ARM Executive Directors include provision of a car or car and fuel allowance, long-term sickness and disability insurance, death in service benefit and healthcare and travel insurance for the Executive Director and his family. They may receive patent bonuses for patent applications and on grants of patents. Mr Segars receives an allowance for living, transportation and other allowances as part of his placement in the US.

(d)	Each ARM Executive Director participates in the ARM Annual Bonus Plan, under which awards are delivered in the form of cash. Awards under the ARM Annual Bonus Plan are currently subject to the achievement of two performance targets: normalised operating profit and total revenue, and then adjusted for individual performance.

(e)	The ARM Executive Directors also participate in the ARM 2013 Long-Term Incentive Plan, under which they are eligible to receive awards under ARM Shares that vest subject to the achievement of business performance conditions. They are also eligible to participate in the all-employee ARM SAYE Plan and the ARM ESPP.

(f)	Each ARM Executive Director’s service agreement is terminable by either party on 12 months’ written notice. As an alternative to giving notice, the employer may in its discretion terminate the employment of an ARM Executive Director immediately by making him a payment in lieu of notice equal to his salary in respect of any unexpired period of notice.

7.2	The Chairman and the other ARM Non-Executive Directors

The ARM Non-Executive Directors have entered into letters of appointment with the ARM Group as summarised below:

(a)	The Chairman is appointed under a letter of appointment dated 26 January 2014 with ARM, under which he receives an annual fee of £400,000. His appointment may be terminated by either party on three months’ written notice.

(b)	The ARM Non-Executive Directors are each engaged under a letter of appointment with ARM, under which they receive an annual basic fee of £65,000. ARM also pays an additional fee to Committee Chairmen of £20,000 per annum and to the Senior Independent Director of £16,000 per annum to reflect their additional workload.

(c)	The appointments of Andy Green, Larry Hirst and Janice Roberts are subject to termination on one month’s notice and all other ARM Non-Executive Directors’ appointments are subject to termination on three months’ notice.

7.3	Other service contracts

Save as disclosed above, there are no service contracts or letters of appointment between any ARM Director or proposed director of ARM and any member of the ARM Group and no such contract or letter of appointment has been entered into or amended within the six months preceding the date of this document.

8.	Material contracts

8.1	ARM Material Contracts

(a)	Confidentiality Agreement

SoftBank and ARM have entered into a confidentiality agreement dated 14 July 2016 pursuant to which SoftBank has undertaken, amongst other things, to: (a) keep confidential information relating to the Acquisition and ARM and not to disclose it to third parties (other than certain permitted parties) unless required by law or regulation; and (b) use the confidential information only in connection with the acquisition of the whole of the issued and to be issued share capital of ARM.

(b)	Co-operation Agreement

Pursuant to the Co-operation Agreement, SoftBank has agreed to co-operate with ARM to take all such steps as are reasonably necessary to implement the Acquisition in substantially the form contemplated by the Rule 2.7 Announcement.

SoftBank and ARM have agreed to certain undertakings to co-operate and provide each other with reasonable information and, subject to ARM complying in all material respects with its obligations to provide such information and assistance as SoftBank may reasonably require, SoftBank has agreed to take all steps necessary in order to obtain all relevant consents, approvals, clearances, permissions, waivers and/or filings in relation to regulatory clearances and authorisations. SoftBank has also agreed to provide ARM with reasonable information, assistance and access for the preparation of the key shareholder documentation. In addition, the Co-operation Agreement provided that SoftBank would, as soon as practicable after the date thereof and in any event by no later than the date of this document, subject to the consent of the Panel, make and publish the Post-Offer Undertakings. SoftBank was required to take all such steps as are necessary for these purposes in order to obtain the Panel’s consent to the making of the Post-Offer Undertakings. The Co-operation Agreement also contains provisions that will apply in respect of the ARM Share Schemes, directors’ and officers’ insurance and certain other arrangements related to employees, as well as provisions which pertain to SoftBank and ARM’s agreement in relation to the payment of the Dividend and any Ordinary Course Dividends.

SoftBank has the right to terminate the Co-operation Agreement following any withdrawal, or other modification that is adverse to SoftBank, of the Board of ARM’s recommendation of the Scheme. The Co-operation Agreement will also terminate if, amongst other things: (i) the Scheme is not approved by the requisite majority of Scheme Shareholders at the Court Meeting or the Special Resolution is not passed by the requisite majority of ARM Shareholders at the General Meeting and, within two Business Days of a request from SoftBank, ARM fails to give its consent to implement the Acquisition by way of the Takeover Offer rather than the Scheme; (ii) the Scheme is withdrawn or lapses in accordance with its terms prior to 17 November 2016 (other than where: (A) such lapse or withdrawal is in connection with SoftBank electing, with the consent of the Panel and the prior written consent of ARM, to implement the Acquisition by way of a Takeover Offer rather than the Scheme; or (B) (unless such lapse or withdrawal is as a result of any of Conditions 2.1 to 2.3 of Part A of Appendix 1 to the Rule 2.7 Announcement being invoked by SoftBank) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the Code made by SoftBank or a person acting in concert with SoftBank to implement the Acquisition by a different offer or scheme on substantially the same or improved terms); or (iii) if the Effective Date has not occurred by 17 November 2016.

8.2	SoftBank Material Contracts

(a)	Confidentiality Agreements

See paragraph 8.1(a) above for details of the confidentiality agreement between ARM and SoftBank.

(b)	Co-operation Agreement

See paragraph 8.1(b) above for details of the Co-operation Agreement between ARM and SoftBank.

(c)	Facility Agreement

See paragraph 5 of Part II of this document for details of the Facility Agreement between SoftBank, SoftBank Corp. as guarantor, and Mizuho Bank, Ltd. as lender and agent.

(d)	Contracts for sale of part of SoftBank’s stake in Alibaba

In 2016, SoftBank and certain of its subsidiaries entered into a series of contracts in connection with the sale of shares in Alibaba Group Holding Limited (“Alibaba”) held by SoftBank’s wholly owned subsidiary SB China Holdings Pte Ltd (“SB China”) valued at approximately $10,000,000,000 as follows:

(i) Alibaba Share Purchase Agreement

On 31 May 2016, SB China entered into an agreement with Alibaba under which SB China agreed to sell, and Alibaba agreed to repurchase, Alibaba ordinary shares valued at approximately $2,000,000,000. Closing occurred on 13 June 2016.

(ii) GIC Purchase Agreement

On 31 May 2016, SB China entered into an agreement with a vehicle of GIC Private Limited, a major sovereign wealth fund (“GIC”), under which SB China agreed to sell, and GIC agreed to purchase, Alibaba ordinary shares valued at approximately $500,000,000. Closing occurred on 13 June 2016.

(iii) Alibaba Partnership Share Purchase Agreement

On 1 June 2016, SB China entered into an agreement with members of the Alibaba Partnership acting collectively (the “Partnership”) under which SB China agreed to sell, and the Partnership agreed to purchase, Alibaba ordinary shares valued at approximately $400,000,000. Closing occurred on 11 July 2016.

(iv) Temasek Share Purchase Agreement

On 1 June 2016, SB China entered into an agreement with a vehicle of Temasek Holdings Private Ltd, a major sovereign wealth fund (“Temasek”), under which SB China agreed to sell, and Temasek agreed to purchase, Alibaba ordinary shares valued at approximately $500,000,000. Closing occurred on 13 June 2016.

(v) Mandatory Exchangeable Trust Securities Purchase Agreement

On 1 June 2016, SoftBank and certain of its subsidiaries entered agreements under which the Mandatory Exchangeable Trust (“Trust”), a newly formed trust, would offer, subject to market conditions and other factors, mandatory exchangeable trust securities (“Trust Securities”) exchangeable into American depositary shares (“ADSs”) of Alibaba in a private placement to qualified institutional buyers pursuant to Rule 144A under the US Securities Act, for an aggregate purchase price of $5,500,000,000. Additionally, the Trust granted the initial purchasers of the Trust Securities (the “Initial Purchasers”) an option to purchase up to an additional $1,100,000,000 aggregate purchase price of Trust Securities. On 2 June, the Initial Purchasers exercised in full their option to purchase additional Trust Securities, bringing the total size of the Trust Securities offering to $6,600,000,000. The Trust Securities offering closed on 10 June 2016.

As part of the Trust Securities offering, the Trust entered into a variable forward purchase agreement to acquire Alibaba shares from West Raptor Holdings, LLC (“WRH LLC”), a wholly owned subsidiary of SoftBank Group International GK (“SBIGK”), which in turn is wholly owned by SoftBank. At the closing of the offering of the Trust Securities, the Trust paid to WRH LLC the proceeds received from the issuance of the Trust Securities, excluding amounts in respect of the Trust's expenses and amounts used to purchase US Treasury securities, which will fund quarterly distributions on the Trust Securities. The Alibaba shares acquired by WRH LLC are pledged as Trust Securities collateral.

The Trust Securities will pay quarterly distributions of $1.4375 per Trust Security (with 66,000,000 Trust Securities outstanding following the offering).

At the exchange date, which is expected to be the first scheduled trading day after 1 June 2019, the Trust will exchange each Trust Security for a certain number of ADSs between 1.1097 and 1.3040 per Trust Security, determined by reference to the volume-weighted average trading price of the ADSs at that time or, subject to WRH LLC's election, cash or a combination of cash and ADSs. The specific exchange rate will be a number of ADSs. Under certain circumstances, including at WRH LLC's election, the Trust Securities may be exchanged prior to the scheduled exchange date.

(e)	Supercell Share Purchase Agreement:

On 21 June 2016, certain subsidiaries of SoftBank entered into an agreement with Tencent Holdings Limited (“Tencent”) and its affiliate (the “Buyer”), Supercell Oy (“Supercell”), and other parties under which the SoftBank subsidiaries agreed to sell all of their approximately 72 per cent. stake (on a diluted basis) in Supercell to the Buyer for expected aggregate cash consideration of approximately $7,400,000,000 (subject to customary closing adjustments) (the “Sale Price”). Additionally, on 21 July 2016, the SoftBank subsidiaries approved a subsequent dividend of approximately $400,000,000 from Supercell to SoftBank subsidiaries.

The proceeds from the sale will be realised in three payments as follows: (i) first payment of approximately 47 per cent. of the Sale Price was paid on 29 July 2016, (ii) the second payment of approximately 50 per cent. of the Sale Price is expected to be paid on 27 October 2016, and (iii) the third payment of approximately 3 per cent. of the Sale Price is expected to be paid on 29 July 2019.

The transfer of shares occurred on 29 July 2016, with approximately half of the shares being held in an escrow account until the time the SoftBank subsidiaries receive the abovementioned second payment of the Sale Price. Following transfer of the shares, Supercell will no longer be a subsidiary of SoftBank and will no longer be consolidated into SoftBank’s financial results.

9.	Financial effects of the Acquisition

9.1	As at 30 June 2016, SoftBank had cash and cash equivalents of approximately ¥ 3,408 billion (approximately £25.1 billion) and debt of approximately ¥ 11,724 billion (approximately £86.3 billion). In addition, SoftBank holds equity stakes in listed subsidiaries and associates, including, inter alia, an approximately 26 per cent.[7] equity stake in Alibaba Group Holding Limited with a market value of £40.4 billion and an approximately 43 per cent.[8] equity stake in Yahoo Japan Corporation with a market value of £8.2 billion, in each case as at 29 July 2016.

9.2	As set out in paragraph 5 of Part II of this document, the cash consideration payable by or on behalf of SoftBank to ARM shareholders pursuant to the Acquisition will be funded in part through the Loan.

9.3	While SoftBank is expected to have greater level of liabilities immediately following completion of the Acquisition, these will be largely offset upon receipt of proceeds from announced disposals, which are expected to be received ahead of the fourth quarter of calendar year 2016.

9.4	Softbank is confident it will retain a strong balance sheet, with substantial financial flexibility and access to capital markets to finance investment in the combined business and execute SoftBank’s growth strategy.

9.5	The Acquisition is expected to be accretive to SoftBank’s cash earnings per share in the first 12 months of ownership.

9.6	The statements made in this paragraph 9 should not be construed as profit forecasts or be interpreted to mean that the future earnings per share, profits margins or cash flows of SoftBank will necessarily be greater or less than the historical published earnings per share profits, margins or cash flow of SoftBank.

10.	Cash confirmation

The cash consideration payable pursuant to the Acquisition will be financed as set out in paragraph 5 of Part II of this document. Mizuho Securities Co., Ltd, financial adviser to SoftBank, has confirmed that it is satisfied that sufficient resources are available to SoftBank to satisfy in full the payment of the cash consideration payable in respect of the Scheme.

11.	Significant change

There has been no significant change in the financial or trading position of the ARM Group since 30 June 2016, being the date to which ARM’s last published interim accounts were prepared.

7  In addition, SoftBank’s wholly owned indirect subsidiary West Raptor Holdings, LLC owns shares representing an approximately 3 per cent. equity stake in Alibaba, which are pledged as collateral for the mandatory exchangeable trust securities discussed under the heading “Mandatory Exchangeable Trust Securities Purchase Agreement” in paragraph 8.2(d)(v) of Part VIII of this document. Alibaba percentage equity interests are calculated using Alibaba’s shares outstanding as at 20 May 2016.

8  Equity interest is calculated using Yahoo Japan Corporation’s outstanding share and treasury figures as at 30 June 2016.

12.	Sources and bases of selected financial information

12.1	The aggregate value of the consideration of approximately £24.4 billion is calculated by multiplying the offered amount of 1,700 pence in cash per ARM Share by ARM’s fully diluted share capital (as referred to in paragraph 12.2 below).

12.2	The fully diluted share capital of ARM of 1,436,700,183 ARM Shares is calculated on the basis of:

(a)	ARM’s issued share capital as at the Latest Practicable Date of 1,407,340,208 ARM Shares (excluding 5,868,921 treasury shares); and

(b)	29,359,975 ARM Shares which may be issued on or after the date of this document on the exercise of options or vesting of awards under the ARM Share Schemes, as at the Latest Practicable Date (including 1,483,636 outstanding share options that have been granted by ARM under the ARM SAYE Plan with a weighted average exercise price of 756 pence, an expected 837,767 outstanding share options that have been granted by ARM under the ARM ESPP with a weighted average exercise price of 797 pence on the options to be satisfied with ARM Shares and $35.01 on the options to be satisfied with ARM ADRs as at the Latest Practicable Date).

12.3	Unless otherwise stated, all prices quoted for ARM Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

12.4	Unless otherwise stated:

(a)	historical financial information relating to SoftBank has been extracted or derived (without material adjustment) from the audited financial statements of SoftBank contained in SoftBank’s Annual Report and Accounts for the financial year ended 31 March 2016, SoftBank Group’s unaudited financial statements for the quarter ended 30 June 2016 or from SoftBank’s management sources, as appropriate; and

(b)	historical financial information relating to ARM has been extracted or derived (without material adjustment) from the audited financial statements of ARM contained in ARM’s governance and financial report for the financial year ended 31 December 2015 and ARM’s unaudited financial results for the quarter ended 30 June 2016 (the “ARM H1 2016 Results”), as appropriate.

12.5	The implied enterprise value of ARM is based on the fully diluted share capital (based on the diluted number of shares outstanding at the offer consideration of 1,700 pence per Scheme Share as set out in paragraph 12.2 of Section VIII of the Scheme document), ARM's gross debt of £71.7 million (including short term borrowings and finance lease liabilities as set out on page 9 of the ARM H1 2016 Results), ARM's existing cash balances of £860.2 million (including deposits and interest accrued, as set out on pages 9 and 21 of the ARM H1 2016 Results), the contingent consideration of £14.5m related to the Apical Limited acquisition (as set out on page 18 of the ARM H1 2016 Results), the book values of ARM's available for sale financial assets of £59.8 million, investment in joint venture of £4.0 million, loans and receivables of £4.2 million (as set out on page 9 of the ARM H1 2016 Results), as at 30 June 2016, and impact of cash settled options of £17.9 million (based on weighted average exercise prices as set out in paragraph 12.2(b) above).

12.6	Where amounts are shown in both US dollars and sterling in this document, an exchange rate of £1:US$1.3274 has been used, which was derived from data provided by Bloomberg as at 5.00 p.m. London Time on the Latest Practicable Date.

Where amounts are shown in both yen and sterling in this document, an exchange rate of £1:¥135.8200 has been used, which was derived from data provided by Bloomberg as at 5.00 p.m. London Time on the Latest Practicable Date.

12.7	Certain figures included in this document have been subject to rounding adjustments.

13.	Incorporation by reference

13.1	Parts of other documents are incorporated by reference in, and form part of, this document.

13.2	Part V of this document sets out which sections of such documents are incorporated into this document.

13.3	A person who has received this document may request a hard copy of such documents incorporated by reference. A hard copy of any such documents or information incorporated by reference will not be sent to such persons unless requested from Equiniti at Aspect House, Spencer Road, Lancing BN99 6DA, or by calling the Shareholder Helpline between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 or +44 121 415 0978. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Please note that calls may be monitored or recorded and the Shareholder Helpline cannot provide financial, legal or tax advice or advice on the merits of the Acquisition.

14.	Other information

14.1	Each of The Raine Group, Robey Warshaw LLP, Mizuho Securities Co., Ltd, Goldman Sachs International and Lazard & Co., Limited, has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.2	Save as disclosed in this document, there is no agreement, arrangement or understanding (including any compensation arrangement) between SoftBank or any person acting in concert with it and any of the directors, recent directors, shareholders or recent shareholders of ARM, or any person interested or recently interested in ARM Shares, having any connection with or dependence on or which is conditional upon the outcome of the Offer.

14.3	There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the ARM Shares to be acquired by SoftBank will be transferred to any other person, save that SoftBank reserves the right to transfer any such shares to any other member of the SoftBank Group.

14.4	Settlement of the consideration to which each Scheme Shareholder (holding Scheme Shares at the Scheme Record Time) is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien or right of set-off, counterclaim or other analogous right to which SoftBank may otherwise be, or claim to be, entitled against any such Scheme Shareholder.

14.5	The aggregate fees and expenses which are expected to be incurred by SoftBank in connection with the Acquisition are estimated to amount to between approximately £247.2 million and £284.6 million (including UK stamp duty but exclusive of any applicable VAT and other taxes).(1) This aggregate number consists of the following categories:

Category	Amount - £
Financing arrangements(2)	73.6 – 110.4 million
Financial and corporate broking advice	45.2 million
Legal advice(3)	5.5 million
Accounting advice(3)	0.75 million
Public relations advice(4)	1.5-2 million
Other professional services	0.2 million
Other costs and expenses (including UK stamp duty)	120.5 million
Total	247.2 – 284.6 million

(1)	Fees and expenses that will be invoiced in US dollars have, for the purposes of this table, been converted into pounds sterling at an exchange rate of £1:US$1.3274, which was derived from data provided by Bloomberg as at 5.00 p.m. London Time on the Latest Practicable Date. Fees and expenses that will be invoiced in yen have, for the purposes of this table, been converted into pounds sterling at an exchange rate of £1:¥135.8200, which was derived from data provided by Bloomberg as at 5.00 p.m. (London time) on the Latest Practicable Date.

(2)	Refer to paragraph 5 of Part II of this document for details of the Facility Agreement. The variable component of these fees reflects the fact that certain of these fees and expenses have yet to be agreed and/or determined.

(3)	These services are charged primarily by reference to hourly or daily rates. Amounts included here reflect the time incurred up to the Latest Practicable Date and an estimate of the further time required.

(4)	These services may vary based on the service volumes and types of services provided. Amounts included here reflect an estimate of the expected services required.

14.6	The aggregate fees and expenses which are expected to be incurred by ARM Group in connection with the Acquisition (excluding any applicable VAT or similar taxes) are expected to be approximately(1):

Category	Amount - £
Financial and corporate broking advice	51,150,000
Legal advice(2)	9,030,000
Accounting advice	18,000
Public relations advice	4,000,000
Other professional services(3)	278,000
Other costs and expenses(3)	555,000
Total	65,031,000

(1) Fees and expenses that will be invoiced in US dollars have, for the purposes of this table, been converted into pounds sterling at an exchange rate of £1:US$1.3274, which was derived from data provided by Bloomberg as at 5.00 p.m. (London time) on the Latest Practicable Date.

(2) An element of these costs is based on hourly rates. The figures included are based on time charged up to the Latest Practicable Date, together with an estimate of the further time required.

(3) These services are charged based on the service volumes provided. The figures included reflect an estimate of the expected service volumes required.

14.7	Save as disclosed in this document, the emoluments of the ARM Directors and the SoftBank Directors will not be affected by the Acquisition or any other associated transaction.

14.8	Save as disclosed in this document, there is no agreement or arrangement to which SoftBank is a party which relates to the circumstances in which it may or may not invoke a condition to the Scheme.

15.	Documents available for inspection

Until and including the Effective Date (or the date on which the Scheme lapses or is withdrawn, if earlier) copies of the following documents will be available via the link on ARM’s website at www.arm.com and at SoftBank’s website at: http://www.softbank.jp/corp/d/sbg_press_en/.

15.1	the Articles of Association of ARM;

15.2	the articles of incorporation of SoftBank and a reference translation of the same into English;

15.3	the audited consolidated financial statements of the ARM Group for the two years ended 31 December 2014 and 31 December 2015;

15.4	the audited consolidated financial statements of the SoftBank Group for the two years ended 31 March 2015 and 31 March 2016;

15.5	the unaudited consolidated financial statements of the SoftBank Group for the three month period ended 30 June 2016;

15.6	the unaudited consolidated financial statements of the ARM Group for the quarter ended 30 June 2016;

15.7	a copy of the written consent from each of The Raine Group, Robey Warshaw LLP, Mizuho Securities Co., Ltd., Goldman Sachs International and Lazard & Co., Limited referred to at paragraph 14.1 of this Part VIII;

15.8	copies of the letters of irrevocable undertaking referred to at paragraph 6 of this Part VIII of this document;

15.9	copies of the Confidentiality Agreement and Co-operation Agreement referred to at paragraphs 8.1(a) and 8.1(b) of this Part VIII;

15.10	a copy of the Facility Agreement referred to at paragraph 8.2(c) of this Part VIII; and

15.11	this document, the Forms of Proxy and the ADS Voting Card.

Part IX
DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise.

Acquisition	the proposed acquisition of the issued and to be issued share capital of ARM by SoftBank;
ADS Voting Card	the white form for use by ARM ADS Holders indicating to the Depositary how their votes should be cast at the Meetings and/or evidencing such ARM ADS Holders’ entitlement to vote at the Meetings or appoint an alternative proxy to vote on such ARM ADS Holders’ behalf at the Meetings;
ARM	ARM Holdings plc, incorporated in England and Wales with registered number 02548782;
ARM ADR ARM ADS	an American depositary receipt evidencing an ARM ADS; an American depositary share representing three ARM Shares, issued under the Deposit Agreement;
ARM ADS Holders	the holders of ARM ADSs from time to time;
ARM Board	the ARM Directors collectively;
ARM Directors	the directors of ARM as at the date of this document or, where the context so requires, the directors of ARM from time to time;
ARM EEPs	the ARM Employee Equity Plan adopted by ARM in 2006 and updated in 2011, as amended from time to time and the ARM Employee Equity Plan adopted in 2016, as amended from time to time;
ARM ESPP	the ARM Employee Stock Purchase Plan, as amended from time to time;
ARM Executive Directors	Simon Segars; Mike Muller; and Chris Kennedy;
ARM Group	ARM, its subsidiaries, any holding company of ARM (intermediate or otherwise) and their subsidiary undertakings from time to time, or any of them, as the context requires;
ARM H1 2016 Results	has the meaning given in paragraph 12.4(b) of Part VIII of this document;
ARM Non-Executive Directors	Stuart Chambers; Lawton Fitt; Andy Green; Larry Hirst; John Liu; Stephen Pusey; and Janice Roberts;
ARM Savings Related Share Option Schemes	the ARM ESPP and the ARM SAYE Plan;

ARM SAYE Plan	the ARM Savings-Related Share Option Scheme 2007, as amended from time to time;
ARM Shareholders	the holders of ARM Shares;
ARM Shares	ARM ordinary shares of 0.05 pence each;
ARM Share Schemes	the ARM Savings Related Share Option Schemes, the ARM EEPs, the ARM 2013 Long-Term Incentive Plan, as amended from time to time, and the ARM Deferred Annual Bonus Plan, as amended from time to time;
Articles	the articles of association of ARM as amended from time to time;
associated undertaking	has the meaning given in section 344(3) of the Companies Act 2006;
Authorisations	for the purposes of the Conditions, means authorisations, orders, grants, recognitions, determinations, confirmations, consents, licences, clearances, permissions, exemptions and approvals;
Barclays	Barclays Bank PLC, acting through its Investment Bank;
Business Day	any day (excluding any Saturday or Sunday or public or bank holiday) on which banks are open for business in London;
certificated or in certificated form	not in uncertificated form (that is, not in CREST);
Code	the City Code on Takeovers and Mergers, as amended from time to time;
Closing Price	the closing middle market quotations of a share derived from the Daily Official List;
Companies Act	the Companies Act 2006 (as amended, modified, consolidated, re-enacted or replaced from time to time);
Conditions	the conditions to the implementation of the Acquisition set out in Part A of Part III of this document and a “Condition” shall mean any one of them;
Co-operation Agreement	the agreement dated 18 July 2016 between SoftBank and ARM and relating, among other things, to the implementation of the Acquisition;
Court	the High Court of Justice in England and Wales;
Court Hearing	the hearing by the Court of the application to sanction the Scheme under Part 26 of the Companies Act;
Court Meeting	the meeting of Scheme Shareholders as at the Voting Record Time to be convened with the permission of the Court pursuant to section 896 of the Companies Act, notice of which is set out in Part X of this document, for the purpose of considering, and, if thought fit, approving the Scheme (with or without amendment) and any adjournment thereof;
Court Order	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;
CREST	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such Regulations) in accordance with which securities may be held and transferred in uncertificated form;
CREST Manual	the CREST Manual published by Euroclear, as amended from time to time;
CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as amended from time to time;
Daily Official List	the daily official list of the London Stock Exchange;
Dealing Disclosure	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer;
Deposit Agreement	the amended and restated deposit agreement effective as of 11 December 2007 and between ARM, the Depositary and owners and beneficial owners of ARM ADSs, including Exhibit A thereto;
Depositary	The Bank of New York Mellon;
Dividend	as defined in paragraph 2 of Part I of this document;
Effective	means the Scheme having become effective pursuant to its terms;
Effective Date	the date on which the Scheme becomes effective;
Enlarged Group	the SoftBank Group including the ARM Group;
Equiniti	Equiniti Limited, ARM’s registrars;
Euroclear	Euroclear UK & Ireland Limited;
Excluded Shares	(i) any ARM Shares which are registered in the name of or beneficially owned by SoftBank or any subsidiary undertaking (as defined in the Companies Act) of SoftBank or any of their respective nominees; (ii) any ARM Shares represented by ARM ADSs which are registered in the name of or beneficially owned by SoftBank or any subsidiary undertaking (as defined in the Companies Act) of SoftBank or any of their respective nominees and (iii) any ARM Shares held in treasury by ARM;
Facility Agreement	as defined in paragraph 5 of Part II of this document;

FCA	the Financial Conduct Authority;
Form(s) of Proxy	the blue Form of Proxy for use at the Court Meeting and the yellow Form of Proxy for use at the General Meeting (or either of them as the context may require), which are being sent to ARM Shareholders and accompany this document;
General Meeting	the general meeting of ARM (or any adjournment thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded or adjourned;
HMRC	HM Revenue & Customs;
holder	a registered holder (including any person(s) entitled by transmission);
Latest Practicable Date	the close of business on 29 July 2016, being the latest practicable date prior to the publication of this document;
Listing Rules	the rules and regulations made by the FCA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name;
Loan	as defined in paragraph 5 of Part II of this document;
London Stock Exchange	the London Stock Exchange plc, together with any successor thereto;
Meeting(s)	the Court Meeting and/or the General Meeting, as the case may be;
NASDAQ	the registered national securities exchange operated by the NASDAQ Stock Market LLC;
Offer Period	the period commencing on 18 July 2016 and ending on the earlier of the Effective Date and the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide), provided that references to the Offer Period in paragraph 5 of Part VIII of this document are to the Offer Period up to the close of business on the Latest Practicable Date;
Official List	the official list maintained by the UK Listing Authority;
Ordinary Course Dividend	as defined in paragraph 2 of Part I of this document;
Overseas Shareholders	ARM Shareholders who are resident outside the United Kingdom or who are citizens or residents of countries other than the United Kingdom;
Panel	the Panel on Takeovers and Mergers;
Post-Offer Undertakings	has the meaning given in paragraph 4 of Part I of this document;

Registrar of Companies	the Registrar of Companies in England and Wales;
Regulation	Council Regulation (EC) 139/2004 (as amended);
Regulatory Authority	any central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;
Regulatory Information Service	any of the services authorised by the FCA from time to time for the purpose of disseminating regulatory announcements;
Restricted Jurisdiction	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to ARM Shareholders in that jurisdiction;
Rule 2.7 Announcement	the joint announcement made by ARM and SoftBank in relation to the Acquisition on 18 July 2016;
Scheme or Scheme of Arrangement	the proposed scheme of arrangement made under Part 26 of the Companies Act between ARM and the Scheme Shareholders on the register of members as at the Scheme Record Date set out in Part IV of this document in its present form or with or subject to any modification, addition or condition which ARM and SoftBank agree and which is approved or imposed by the Court;
Scheme Circular	this document;
Scheme Record Time	6.00 p.m. (London time) on the Business Day immediately following the date of the Court Hearing, or such later time as ARM and SoftBank may agree;
Scheme Shareholder	a holder of Scheme Shares;
Scheme Shares	the ARM Shares:
(i) in issue at the date of this document;
(ii) (if any) issued after the date of this document but before the Voting Record Time; and
(iii) (if any) issued at or after the Voting Record Time and before the Scheme Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by the Scheme, in each case excluding any Excluded Shares at any relevant date or time;
SEC	the US Securities and Exchange Commission;
SoftBank	SoftBank Group Corp.;
SoftBank Board	the board of directors of SoftBank;
SoftBank Directors	the directors of SoftBank as at the date of this document or, where the context so requires, the directors of SoftBank from time to time;
SoftBank Group	SoftBank and its subsidiary undertakings excluding the ARM Group;
Special Resolution	the special resolution to be proposed by ARM at the General Meeting in connection with, among other things, the approval of the Scheme and the alteration of the Articles and such other matters as may be necessary to implement the Scheme and the delisting of the ARM Shares;
subsidiary	has the meaning given in section 1159 of the Companies Act 2006;
subsidiary undertaking	has the meaning given in section 1162 of the Companies Act 2006;
Takeover Offer	if (subject to the consent of the Panel and the terms of the Co-operation Agreement) the Acquisition is implemented by way of a takeover offer as defined in Part 28 of the Companies Act 2006, the offer to be made by or on behalf of SoftBank to acquire the issued and to be issued ordinary share capital of ARM on the terms and subject to the conditions to be set out in the related offer document;
The Raine Group	Raine Securities LLC, a broker-dealer registered under the United States Securities Exchange Act of 1934, as amended, and a member firm of the Financial Industry Regulatory Authority, Inc., together with its affiliate, Raine Advisors Limited (FRN: 655362), an appointed representative of Sapia Partners LLP (FRN: 550103), a firm which is authorised and regulated by the FCA;
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;
UKLA or UK Listing Authority	the FCA acting in its capacity as the competent authority for listing under the Financial Services and Markets Act 2000;
uncertificated or in uncertificated form	recorded on the relevant register of members as being held in uncertificated form and title to which may, by virtue of the CREST Regulations, be transferred by means of CREST;

United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
US ADS Holders	ARM ADS Holders ordinarily resident in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding ARM ADSs for persons in the United States or with an address in the United States;
US Exchange Act	the US Securities Exchange Act of 1934, as amended;
US Persons	US persons as defined in Regulation S under the US Securities Act;
US Securities Act	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
US Shareholders	ARM Shareholders ordinarily resident in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding ARM Shares for persons in the United States or with an address in the United States; and
Voting Record Time	6.30 p.m. (London time) on the day which is two days (excluding non-working days) prior to the date of the Court Meeting or any adjournment thereof (as the case may be).

All times referred to are London time unless otherwise stated.

All references to “GBP”, “pence”, “sterling”, “£” or “p” are to the lawful currency of the United Kingdom.

All references to “US dollar”, “USD”, “US$”, “$” or “cents”, are to the lawful currency of the United States.

All references to “¥”, “Yen”, “JPY” and “yen” are to the lawful currency of Japan.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

A reference to “includes” shall mean “includes without limitation”, and references to “including” and any other similar term shall be interpreted accordingly.

Part X
NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	Claim No. CR-2016-004155

IN THE MATTER OF ARM HOLDINGS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that, by an Order dated 2 August 2016 made in the above matters, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares as at the Voting Record Time (each as defined in the Scheme of Arrangement, as defined below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made pursuant to Part 26 of the Companies Act 2006 (the “Act”) between ARM Holdings plc (“ARM” or the “Company”), and the holders of the Scheme Shares (the “Scheme of Arrangement”), and that the Court Meeting will be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY on 30 August 2016 at 10.00 a.m. (London time), at which place and time all holders of Scheme Shares are requested to attend.

Copies of the Scheme of Arrangement and of the explanatory statement required to be published pursuant to section 897 of the Act are incorporated in the document of which this Notice forms part.

Voting on the resolution to approve the Scheme will be by poll, which shall be conducted as the Chairman of the Court Meeting may determine.

Right to Appoint a Proxy; Procedure for Appointment

Holders of Scheme Shares entitled to attend and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person or persons, whether a member of the Company or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting.

A blue Form of Proxy, for use at the Court Meeting, has been provided with this Notice. Instructions for its use are set out on the form. It is requested that the blue Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned to the Company’s registrars, Equiniti Limited (“Registrars” or “Equiniti”), at Aspect House, Spencer Road, Lancing BN99 6DA, either (i) by post or (ii) (during normal business hours only) by hand, to be received not later than 10.00 a.m. (London time) on 25 August 2016 or, in the case of an adjournment of the Court Meeting, 48 hours (excluding non-working days) before the time appointed for the adjourned meeting. However, if not so lodged, blue Forms of Proxy (together with any such authority, if applicable) may be handed to the Chairman of the Court Meeting or to the Registrars, on behalf of the Chairman of the Court Meeting, before the start of the Court Meeting.

As a member of the Company you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote on your behalf at the Court Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. A space has been included in the blue Form of Proxy to allow holders of Scheme Shares to specify the number of shares in respect of which that proxy is to be appointed. A proxy need not be a member of the Company but they must attend the Court Meeting to represent you. If you require additional proxy forms, please contact the Company’s registrar, Equiniti on 0800 085 4975 (from within the UK) or +44 121 415 0978 (from outside the UK) or photocopy the blue Form of Proxy as required.

Members who hold their shares in uncertificated form through CREST who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (which can be viewed at www.euroclear.com).

In order for a proxy appointment or instruction made using CREST to be valid, the appropriate CREST message must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) by 10.00 a.m.(London time) on 25 August 2016 (or if the Court Meeting is adjourned, 48 hours (excluding non-working days) before the time fixed for the adjourned Court Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

Forms of Proxy may alternatively be submitted electronically by logging on to the following website www.sharevote.co.uk and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than 10.00 a.m. (London time) on 25 August 2016.

Completion and return of a Form of Proxy, or the appointment of a proxy electronically using CREST (or any other procedure described in the document of which this Notice forms part), will not prevent a holder of Scheme Shares from attending, speaking and voting in person at the Court Meeting, or any adjournment thereof, if such holder of Scheme Shares wishes and is entitled to do so.

Voting Record Time

Entitlement to attend, speak and vote at the Court Meeting or any adjournment thereof and the number of votes which may be cast at the Court Meeting, will be determined by reference to the register of members of the Company at 6.30 p.m. (London time) on 25 August 2016 or, if the Court Meeting is adjourned, 6.30 p.m. (London time) on the date which is two days (excluding non-working days) before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting.

Joint Holders

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Corporate Representatives

As an alternative to appointing a proxy, any holder of Scheme Shares which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

By the said Order, the Court has appointed Stuart Chambers or, failing him, Simon Segars, or failing him, Christopher Kennedy to act as chairman of the Court Meeting and has directed the chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 3 August 2016
Slaughter and May

One Bunhill Row

 London EC1Y 8YY
Solicitors for the Company

Nominated Persons

Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies 2006 Act to enjoy information rights (a “Nominated Person”) does not, in that capacity, have a right to appoint a proxy, such right only being exercisable by shareholders of the Company. However, Nominated Persons may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

Part XI
NOTICE OF GENERAL MEETING

NOTICE OF GENERAL MEETING OF ARM HOLDINGS PLC

NOTICE IS HEREBY GIVEN that a General Meeting of ARM Holdings plc (the “Company”) will be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY on 30 August 2016 at 10.15 a.m. (London time) (or as soon thereafter as the Court Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which shall be proposed as a special resolution:

SPECIAL RESOLUTION

THAT:

(a)	for the purpose of giving effect to the scheme of arrangement dated 3 August 2016 (the “Scheme”) between the Company and the holders of the Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purpose of identification signed by the chairman hereof, in its original form or subject to any modification, addition or condition agreed between the Company and SoftBank Group Corp. and approved or imposed by the Court, the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(b)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 127:

“127. SCHEME OF ARRANGEMENT

127.1	In this Article 127, references to “ARM Scheme” means the scheme of arrangement dated 3 August 2016 under Part 26 of the Companies Act 2006 between the Company and the Scheme Shareholders (as defined in the ARM Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice of England and Wales; and “SoftBank” means SoftBank Group Corp.

127.2	Notwithstanding any other provision of these Articles, if the Company issues any shares (other than to SoftBank, any subsidiary of SoftBank or any nominee(s) of SoftBank) after the adoption of this Article and at or prior to the Scheme Record Time (as defined in the ARM Scheme), such shares shall be issued subject to the terms of the ARM Scheme and the holders of such shares shall be bound by the ARM Scheme accordingly.

127.3	Notwithstanding any other provision of these Articles, subject to the ARM Scheme becoming effective, any shares issued, or transferred pursuant to Article 127.4 below, to any person (other than to SoftBank, any subsidiary of SoftBank or any nominee(s) of SoftBank) after the Scheme Record Time (a “New Member”) (each a “Post-Scheme Share”) shall be issued on terms that they shall (on the Effective Date (as defined in the ARM Scheme) or, if later, on issue (but subject to the terms of Articles 127.4 and 127.5 below)), be immediately transferred to SoftBank (or such person as it may direct) (the “Purchaser”), who shall be obliged to acquire each Post-Scheme Share in consideration of and conditional upon the payment by or on behalf of SoftBank to the New Member of an amount in cash for each Post-Scheme Share equal to the consideration to which a New Member would have been entitled had such Post-Scheme Share been a Scheme Share.

127.4	Any New Member (other than, for the avoidance of doubt, a person who becomes a New Member by virtue of a transfer pursuant to this Article 127.4) may, prior to the issue of Post-Scheme Shares to him or her pursuant to the exercise of an option or satisfaction of an award under one of the ARM Share Schemes (as defined in the ARM Scheme), give not less than two business days’ written notice to the Company in such manner as the board shall prescribe of his or her intention to transfer some or all of such Post-Scheme Shares to his or her spouse or civil partner and may, if such notice has been validly given, on such Post-Scheme Shares being issued to him or her, immediately transfer to his or her spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares will then be immediately transferred by that spouse or civil partner (as applicable) to the Purchaser pursuant to Article 127.3 above. If notice has been validly given pursuant to this Article 127.4 but the New Member does not immediately transfer to his or her spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares will be transferred to the Purchaser and/or its nominee(s) pursuant to Article 127.3 above.

127.5	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) carried out after the Effective Date, the value of the consideration per Post-Scheme Share to be paid under Article 127.3 shall be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to such shares shall, following such adjustment, be construed accordingly.

127.6	To give effect to any transfer of Post-Scheme Shares required pursuant to Article 127.3, the Company may appoint any person as attorney and/or agent for the New Member to transfer the Post-Scheme Shares to the Purchaser and/or its nominees and do all such other things and execute and deliver all such documents or deeds as may in the opinion of such attorney or agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an attorney or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser. The attorney or agent shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of the Purchaser and the Company may give a good receipt for the consideration for the Post-Scheme Shares and may register the Purchaser as holder thereof and issue to it certificate(s) for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. The Purchaser shall settle the consideration due to the New Member pursuant to Article 127.3 above by sending a cheque drawn on a UK clearing bank in favour of the New Member (or any subsequent holder) for the purchase price of such Post-Scheme Shares as soon as practicable and in any event no later than 14 days after the date on which the Post-Scheme Shares are issued to the New Member.

127.7	If the ARM Scheme shall not have become effective by the applicable date referred to in (or otherwise set in accordance with) paragraph 6(b) of the ARM Scheme, this Article 127 shall cease to be of any effect.

127.8	Notwithstanding any other provision of these Articles, both the Company and the board shall refuse to register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date (as defined in the ARM Scheme) other than to the Purchaser and/or its nominees pursuant to the Scheme.”

By order of the Board

Philip Davis
Company Secretary

3 August 2016

Registered Office: 110 Fulbourn Road, Cambridge, Cambridgeshire, CB1 9NJ

Registered in England & Wales No. 02548782

Notes

1.	Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend, to speak and to vote on their behalf at the General Meeting. A shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company but they must be registered in advance and attend the General Meeting to represent you.

2.	You will receive a yellow Form of Proxy and to be valid, the completed form (together with the power of attorney or other authority (if any) under which it is signed) must be received by post or (during normal business hours only) by hand by Equiniti Limited (“Equiniti”) at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA no later than 10.15 a.m. (London time) on 25 August 2016 (or in the event of any adjournment, no later than 48 hours (excluding non-working days) before the time of the adjourned meeting). The yellow Form of Proxy must be received by the time mentioned above, or it will be invalid. ARM Shareholders who wish to appoint more than one proxy in respect of their holding of ARM Shares should contact Equiniti for further Forms of Proxy or photocopy the yellow Form of Proxy as required. If you do not have a Form of Proxy and believe that you should have one, you should contact Equiniti.

3.	As an alternative to completing and returning the printed Form of Proxy, Shareholders may also appoint a proxy to vote on the resolution being put to the meeting electronically at www.sharevote.co.uk. Shareholders who are not registered to vote electronically will need to enter the Voting ID, Task ID and Shareholder Reference ID set out in their personalised proxy form. Alternatively, shareholders who have already registered with Equiniti’s Shareview service can appoint a proxy by logging onto their portfolio at www.shareview.co.uk and clicking on the link to vote. The on-screen instructions give details on how to complete the appointment process. Please note that to be valid, your proxy instructions must be received by Equiniti no later than 10.15 a.m. (London time) on 25 August 2016. If you have any difficulties with online voting, you should contact the Shareholder Helpline on 0800 085 4975 or +44 121 415 0978 for overseas shareholders. Any electronic communication, including the lodgement of an electronic Form of Proxy received by the Company or its agents that is found to contain any virus will not be accepted.

4.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual which can be viewed at www.euroclear.com. CREST personal members or other CREST sponsored members, and CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

5.	In order for a proxy appointment or instruction made using the CREST service to be valid the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) by the latest time for receipt of proxy appointments specified in paragraph 2, being no later than 10.15 a.m. (London time) on 25 August 2016 (or in the event of any adjournment, no later than 48 hours (excluding non-working days) before the time of the adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

6.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or if the CREST member is a CREST personal member or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, the CREST sponsor or voting service provider are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

7.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.	In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

9.	Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

10.	A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting.

11.	The return of a completed proxy form, or other such instrument or any CREST Proxy Instruction (as described above) will not prevent a shareholder from attending the General Meeting and speaking and voting at the meeting in person if they are entitled and wish to do so.

12.	Any person to whom this notice is sent who is a person nominated under section 146 of the 2006 Act to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

13.	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in paragraphs 1 and 2 above can be exercised only by shareholders of the Company.

14.	To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast) shareholders must be registered in the Register of Members of the Company at 6.30 p.m. (London time) on 25 August 2016 (or in the event of any adjournment, 6.30 p.m. (London time) on the date which is two working days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

15.	As at 29 July 2016, being the latest practicable date prior to the publication of this Notice, the Company’s issued share capital consists of 1,407,340,208 ordinary shares (excluding 5,868,921 shares held in treasury), carrying one vote each. There were 5,868,921 shares held in treasury, with no voting rights attached. There is no other class of shares in the Company. Therefore the total voting rights in the Company as at 29 July 2016 are 1,407,340,208.

16.	If you held ARM American Depositary Shares (“ADSs”) directly as of 5.00 p.m. (New York time) on 19 July 2016, the Bank of New York Mellon (the “Depositary”) or its nominee has, notwithstanding anything in this Notice, irrevocably appointed you as its proxy (an “Appointed Proxy”) in relation to the specified number of ordinary shares which are represented by your ADSs and are registered in the name of the Depositary or its nominee as at that date to attend, speak, call for a poll and vote at the General Meeting. Any Appointed Proxy who does not wish to attend the General Meeting may appoint (i) a person nominated by the Depositary in the manner required by the Depositary or (ii) someone else as his or her proxy by an instrument of proxy duly executed by him or her in accordance with the procedures set out in this Notice to attend, speak, call for a poll and vote at the General Meeting upon his or her behalf.

17.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s Register of Members in respect of the joint holding (the first-named being the most senior).

18.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

19.	Any member attending the meeting (in person or by proxy) has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

20.	As an alternative to appointing a proxy, any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

21.	A copy of this notice and other information required by section 311A of the 2006 Act can be found at www.arm.com/ir.

22.	Each of the resolutions to be put to the meeting will be voted on by poll and not by show of hands. A poll reflects the number of voting rights exercisable by each member and so the Board considers it a more democratic method of voting. It is also in line with recommendations made by the Shareholder Voting Working Group and Paul Myners in 2004. Members and proxies will be asked to complete a poll card to indicate how they wish to cast their votes. These cards will be collected at the end of the meeting. The results of the poll will be published on the Company’s website and notified to the National Storage Mechanism once the votes have been counted and verified.

23.	Except as provided above, members who have general queries about the General Meeting should use the following means of communication (no other methods of communication will be accepted):

•	Calling Equiniti on 0800 085 4975 or +44 121 415 0978 for overseas shareholders. Lines are open from 9.00 a.m. to 5.30 p.m. (London time) Monday to Friday (except UK public holidays). Please note that calls may be recorded and Equiniti cannot provide legal, tax or financial advice, or advice on the merits of the Scheme.

•	If you are a holder of ARM ADSs, calling our ARM ADS Holder Helpline on +1 888 269 2377 from within the US or +1 201 680 6825 if calling from outside the US. Lines are open from 8.00 a.m. to 8.00 p.m. (New York time) Monday to Friday (except US public holidays).

24.	You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purpose other than those expressly stated.